COMMUNITY

TRICON RESIDENTIAL

CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2022

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022 using criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2022. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, an Independent Registered Public Accounting Firm, as stated in their report which appears herein.

Gary Berman
President and Chief Executive Officer

Wissam Francis
Executive Vice President and Chief Financial Officer

<Placeholder for auditors report - will be 3 pages per PwC>

Consolidated Balance Sheets
(in thousands of U.S. dollars)
	Notes	December 31, 2022	December 31, 2021

Assets
Non-current assets
Rental properties	6	$11,445,659	$7,978,396
Equity-accounted investments in multi-family rental properties	7	20,769	199,285
Equity-accounted investments in Canadian residential developments	8	106,538	98,675
Canadian development properties	9	136,413	133,250
Investments in U.S. residential developments	10	138,369	143,153
Restricted cash		117,300	123,329
Goodwill	13	29,726	29,726
Deferred income tax assets	14	75,062	96,945
Intangible assets	24	7,093	9,324
Other assets	25	96,852	84,749
Derivative financial instruments	21	10,358	363
Total non-current assets		12,184,139	8,897,195

Current assets
Cash		204,303	176,894
Amounts receivable	18	24,984	41,582
Prepaid expenses and deposits		37,520	32,946
Total current assets		266,807	251,422
Total assets		$12,450,946	$9,148,617

Liabilities
Non-current liabilities
Long-term debt	19	$4,971,049	$3,662,628
Due to Affiliate	20	256,824	256,362
Derivative financial instruments	21	51,158	230,305
Deferred income tax liabilities	14	591,713	461,689
Limited partners' interests in single-family rental business	26	1,696,872	947,452
Long-term incentive plan	31	25,244	21,431
Performance fees liability	32	39,893	48,358
Other liabilities	27	30,035	28,958
Total non-current liabilities		7,662,788	5,657,183

Current liabilities
Amounts payable and accrued liabilities	12	138,273	102,954
Resident security deposits		79,864	56,785
Dividends payable	28	15,861	15,821
Current portion of long-term debt	19	757,135	254,805
Total current liabilities		991,133	430,365
Total liabilities		8,653,921	6,087,548

Equity
Share capital	29	2,124,618	2,114,783
Contributed surplus		21,354	22,790
Cumulative translation adjustment		6,209	22,842
Retained earnings		1,638,068	893,379
Total shareholders' equity		3,790,249	3,053,794
Non-controlling interest		6,776	7,275
Total equity		3,797,025	3,061,069
Total liabilities and equity		$12,450,946	$9,148,617

The accompanying notes are an integral part of these consolidated financial statements.
Approved by the Board of Directors
David Berman                    Michael Knowlton

Consolidated Statements of Comprehensive Income
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars, unless otherwise indicated)
For the years ended	Notes	December 31, 2022	December 31, 2021(1)

Revenue from single-family rental properties	15	$645,585	$445,915
Direct operating expenses	23	(209,089)	(149,940)
Net operating income from single-family rental properties		436,496	295,975

Revenue from private funds and advisory services	16	$160,088	$50,693

Income from equity-accounted investments in multi-family rental properties	7	1,550	2,255
Income from equity-accounted investments in Canadian residential developments	8	11,198	8,200
Other income	17	10,886	4,786
Income from investments in U.S. residential developments	10	16,897	31,726
Compensation expense	31	(99,256)	(89,951)
Performance fees expense	32	(35,854)	(42,272)
General and administration expense		(58,991)	(41,420)
Loss on debt modification and extinguishment	19, 22	(6,816)	(3,497)
Transaction costs		(18,537)	(13,260)
Interest expense	22	(213,932)	(147,680)
Fair value gain on rental properties	6	858,987	990,575
Fair value (loss) gain on Canadian development properties	9	(440)	10,098
Fair value gain (loss) on derivative financial instruments and other liabilities	21	184,809	(220,177)
Amortization and depreciation expense	24, 25	(15,608)	(12,129)
Realized and unrealized foreign exchange gain (loss)		498	(2,934)
Net change in fair value of limited partners’ interests in single-family rental business	26	(297,381)	(185,921)
		338,010	288,399
Income before income taxes from continuing operations		$934,594	$635,067
Income tax recovery - current	14	33,959	43,427
Income tax expense - deferred	14	(189,179)	(219,137)
Net income from continuing operations		$779,374	$459,357

Income (loss) before income taxes from discontinued operations	5, 7	37,738	(4,146)
Income tax expense - current	5	(43,114)	(46,502)
Income tax recovery - deferred	5	40,482	40,818
Net income (loss) from discontinued operations		35,106	(9,830)
Net income		$814,480	$449,527

Attributable to:
Shareholders of Tricon		808,941	445,255
Non-controlling interest		5,539	4,272
Net income		$814,480	$449,527

Other comprehensive income
Items that will be reclassified subsequently to net income
Cumulative translation reserve		(16,633)	(553)
Comprehensive income for the year		$797,847	$448,974

Attributable to:
Shareholders of Tricon		792,308	444,702
Non-controlling interest		5,539	4,272
Comprehensive income for the year		$797,847	$448,974

Basic earnings per share attributable to shareholders of Tricon
Continuing operations	30	$2.82	2.07
Discontinued operations	30	0.13	(0.04)
Basic earnings per share attributable to shareholders of Tricon		$2.95	$2.03

Diluted earnings per share attributable to shareholders of Tricon
Continuing operations	30	$1.98	2.05
Discontinued operations	30	0.11	(0.05)

Diluted earnings per share attributable to shareholders of Tricon		$2.09	$2.00

Weighted average shares outstanding - basic	30	274,483,264	219,834,130
Weighted average shares outstanding - diluted	30	311,100,493	222,118,737
(1) Certain comparative figures have been adjusted to conform with the current period presentation. Refer to Note 2 for further details.

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Changes in Equity
(in thousands of U.S. dollars)

	Notes	Share capital	Contributed surplus	Cumulative translation adjustment	Retained earnings	Total shareholders' equity	Non - controlling interest	Total

Balance at January 1, 2022		$2,114,783	$22,790	$22,842	$893,379	$3,053,794	$7,275	$3,061,069

Net income		—	—	—	808,941	808,941	5,539	814,480
Cumulative translation reserve		—	—	(16,633)	—	(16,633)	—	(16,633)
Distributions to non-controlling interest		—	—	—	—	—	(6,038)	(6,038)
Dividends/Dividend reinvestment plan	28	3,995	—	—	(63,479)	(59,484)	—	(59,484)
Repurchase of common shares	29	(4,580)	—	—	(773)	(5,353)	—	(5,353)
Stock-based compensation	29, 31	2,655	509	—	—	3,164	—	3,164
Preferred units exchanged	20, 29	8,015	—	—	—	8,015	—	8,015
Shares reserved for restricted share awards	29	(250)	—	—	—	(250)	—	(250)
Tax adjustment for equity issuance costs	14	—	(1,945)	—	—	(1,945)	—	(1,945)
Balance at December 31, 2022		$2,124,618	$21,354	$6,209	$1,638,068	$3,790,249	$6,776	$3,797,025

Balance at January 1, 2021		$1,192,963	$19,738	$23,395	$499,000	$1,735,096	$8,142	$1,743,238

Net income		—	—	—	445,255	445,255	4,272	449,527
Bought deal offering	29	161,842	—	—	—	161,842	—	161,842
Cumulative translation reserve		—	—	(553)	—	(553)	—	(553)
U.S initial public offering and private placement	29	547,605	—	—	—	547,605	—	547,605
Distributions to non-controlling interest		—	—	—	—	—	(5,139)	(5,139)
Dividends/Dividend reinvestment plan	28, 29	5,674	—	—	(50,876)	(45,202)	—	(45,202)
Debentures conversion	29	206,798	—	—	—	206,798	—	206,798
Stock-based compensation	29, 31	2,957	3,052	—	—	6,009	—	6,009
Shares reserved for restricted share awards	29, 31	(3,056)	—	—	—	(3,056)	—	(3,056)
Balance at December 31, 2021		$2,114,783	$22,790	$22,842	$893,379	$3,053,794	$7,275	$3,061,069
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)
For the years ended	Notes	December 31, 2022	December 31, 2021

CASH PROVIDED BY (USED IN)
Operating activities
Net income		$814,480	$449,527
Net (income) loss from discontinued operations	5	(35,106)	9,830
Adjustments for non-cash items	37	(473,961)	(301,679)
Cash paid for AIP, LTIP and performance fees, net of equity contribution	31, 32	(78,828)	(24,996)
Advances made to investments	7, 8, 10	(26,255)	(36,795)
Distributions received from investments	7, 8, 10	47,873	71,916
Changes in non-cash working capital items	37	18,567	(48,874)
Net cash provided by operating activities from continuing operations		266,770	118,929
Net cash provided by operating activities from discontinued operations		3,499	(12)
Net cash provided by operating activities		$270,269	$118,917

Investing activities
Acquisition of rental properties	6	(2,362,185)	(1,835,235)
Capital additions to rental properties	6	(326,460)	(196,572)
Disposition of rental properties	6	80,369	34,528
Disposition of Bryson MPC Holdings LLC	17	11,041	—
Additions to fixed assets and other non-current assets	9, 25	(35,983)	(32,875)
Net cash used in investing activities from continuing operations		(2,633,218)	(2,030,154)
Net cash provided by investing activities from discontinued operations		212,637	421,774
Net cash used in investing activities		$(2,420,581)	$(1,608,380)

Financing activities
Lease payments	27, 38	(3,070)	(2,466)
(Repurchase) issuance of common shares	29	(5,353)	700,274
Proceeds from corporate borrowing	38	300,000	239,212
Repayments of corporate borrowing	38	(301,453)	(262,335)
Proceeds from rental and development properties borrowing	38	3,967,704	2,228,218
Repayments of rental and development properties borrowing	38	(2,172,410)	(1,523,625)
Dividends paid	28	(59,444)	(40,022)
Change in restricted cash		6,029	(25,295)
Contributions from limited partners	26	489,387	479,142
Distributions to limited partners	26	(37,348)	(73,916)
Distributions to non-controlling interests		(6,038)	(5,139)
Net cash provided by financing activities from continuing operations		2,178,004	1,714,048
Net cash used in financing activities from discontinued operations		—	(102,849)
Net cash provided by financing activities		$2,178,004	$1,611,199

Effect of foreign exchange rate difference on cash		(283)	6

Change in cash during the year		27,409	121,742
Cash - beginning of year		176,894	55,152
Cash - end of year		$204,303	$176,894

Supplementary information
Cash paid on
Income taxes		$872	$736
Interest		$184,862	$146,102
The accompanying notes are an integral part of these consolidated financial statements.

1.    NATURE OF BUSINESS

Tricon Residential Inc. (“Tricon” or the “Company”) is an owner and operator of a growing portfolio of approximately 36,000 single-family rental homes located primarily in the U.S. Sun Belt. The Company also invests in adjacent residential businesses which include multi-family rental properties in Canada and residential development assets in the United States and Canada. Through its fully integrated operating platform, the Company earns rental income and ancillary revenue from single-family rental properties, income from its investments in multi-family rental properties and residential developments, as well as fees from managing third-party capital associated with its businesses.

Tricon was incorporated on June 16, 1997 under the Business Corporations Act (Ontario) and its head office is located at 7 St. Thomas Street, Suite 801, Toronto, Ontario, M5S 2B7. The Company is domiciled in Canada. Tricon became a public company in Canada on May 20, 2010 and completed an initial public offering of its common shares in the U.S. on October 12, 2021. The Company’s common shares are traded under the symbol TCN on both the New York Stock Exchange and the Toronto Stock Exchange.

These consolidated financial statements were approved for issue on February 28, 2023 by the Board of Directors of Tricon.

2.    BASIS OF PRESENTATION

Preparation of consolidated financial statements

The consolidated financial statements are prepared on a going-concern basis and have been presented in U.S. dollars, which is also the Company’s functional currency. All financial information is presented in thousands of U.S. dollars except where otherwise indicated.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies. The estimates involving a high degree of judgment or complexity, or estimates where assumptions are significant to the consolidated financial statements, are disclosed in Note 4.

These consolidated financial statements have been prepared under the historical cost convention, except for:

(i)Rental properties, which are recorded at fair value with changes in fair value recorded in the consolidated statements of comprehensive income;
(ii)Canadian development properties, which are recorded at fair value with changes in fair value recorded in the consolidated statements of comprehensive income;
(iii)Certain investments in U.S. residential developments, which are accounted for as equity investments, are recorded at fair value through profit or loss, as permitted by IAS 28, Investments in Associates and Joint Ventures ("IAS 28");
(iv)Derivative financial instruments, which are recorded at fair value through profit or loss; and
(v)Limited partners' interests, which are recorded at fair value through profit or loss.

On October 18, 2022, the Company sold its remaining 20% equity interest in Tricon US Multi-Family REIT LLC. Accordingly, the Company reclassified the current- and prior-year results and cash flows of the U.S. multi-family rental investment as discontinued operations separate from the Company's continued operations in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations ("IFRS 5") (see Note 5).

The accounting impact of the Company's businesses and their presentation in the Company's consolidated financial statements are summarized in the table below.

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

	ACCOUNTING		PRESENTATION
Business segment	Accounting assessment	Accounting methodology	Presentation in Balance Sheet	Presentation in Statement of Income	Presentation of Non-controlling interest
Single-Family Rental
Tricon wholly-owned	Controlled subsidiary	Consolidation	Rental properties	Revenue from single-family rental properties	N/A
SFR JV-1	Controlled subsidiary	Consolidation			Limited partners' interests (Component of liabilities)
SFR JV-HD	Controlled subsidiary	Consolidation
SFR JV-2	Controlled subsidiary	Consolidation

Multi-Family Rental
U.S. multi-family(1)	Divested in October 2022	Equity method	Divested in October 2022	Income from discontinued operations	N/A
Canadian multi-family: 592 Sherbourne (The Selby)	Investments in associate	Equity method	Equity-accounted investments in multi-family rental properties	Income from equity-accounted investments in multi-family rental properties	N/A

Canadian residential developments
The Shops of Summerhill	Controlled subsidiary	Consolidation	Canadian development properties	Other income	N/A
The James (Scrivener Square)					N/A

57 Spadina (The Taylor)	Investments in associate	Equity method	Equity-accounted investments in Canadian residential developments	Income from equity-accounted investments in Canadian residential developments	N/A
WDL - Block 8 (Canary Landing)	Joint venture	Equity method			N/A
WDL - Block 20 (Canary Landing)	Joint venture	Equity method			N/A
WDL - Blocks 3/4/7 (Canary Landing)	Joint venture	Equity method			N/A
WDL - Block 10 (Canary Landing)	Joint venture	Equity method			N/A
6~8 Gloucester (The Ivy)	Joint venture	Equity method			N/A
Queen & Ontario	Joint venture	Equity method			N/A
Symington	Joint venture	Equity method			N/A

U.S. residential developments
THPAS Holdings JV-1 LLC	Investments in associates	Equity method	Investments in U.S. residential developments	Income from investments in U.S. residential developments	N/A
THPAS Development JV-2 LLC	Investments in associates	Equity method			N/A
For-sale housing	Investments in associates	Equity method			N/A

Private Funds and Advisory
Private funds GP entities	Controlled subsidiary	Consolidation	Consolidated	Revenue from private funds and advisory services	N/A
Johnson development management	Controlled subsidiary	Consolidation	Consolidated		Component of equity
(1) On October 18, 2022, the Company completed the sale of its remaining 20% equity interest in the U.S. multi-family rental portfolio (Note 5).

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Changes to comparative figures

Certain comparative figures have been adjusted to conform with the current period presentation, as shown in the table below. There was no impact on the net income and comprehensive income of the Company as a result of this change in presentation.

(in thousands of U.S. dollars)	As previously reported	Reclassify resident recoveries (1)	Reclassify income from discontinued operations(2)	Reclassify tax expense - deferred to continuing operations(3)	As adjusted

For the year ended December 31, 2021

Revenue from single-family rental properties	$441,743	$4,172	$—	—	$445,915
Direct operating expenses	(145,768)	(4,172)	—	—	(149,940)
Income from equity-accounted investments in multi-family rental properties	75,333	—	(73,078)	—	2,255
Income (loss) before taxes from discontinued operations	(77,224)	—	73,078	—	(4,146)
Income tax expense - deferred	(234,483)	—	—	15,346	(219,137)
Income tax recovery - deferred	56,164	—	—	(15,346)	40,818

(1) Resident recoveries previously recorded as a reduction in direct operating expenses have been reclassified to revenue from single-family rental properties (Note 15).
(2) In accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, the Company reclassified the prior-period income from equity-accounted investments in U.S. multi-family rental properties as discontinued operations, separate from the Company's continuing operations (Note 5).
(3) The Company reclassified previously recorded deferred income tax expense relating to U.S. multi-family rental properties from continuing operations to discontinued operations (Note 5).

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies applied in the preparation of these consolidated financial statements.

Consolidation

The consolidated financial statements include the financial statements of the Company and its controlled subsidiaries. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The accounting policies of subsidiaries have been modified where necessary to align them with the policies adopted by the Company. When the Company does not own all of the equity in a subsidiary, the non-controlling equity interest is disclosed in the consolidated balance sheet as a separate component of total equity. A non-controlling interest may also be classified as a financial liability if the non-controlling interest contains an option or a redemption feature, which is the case for SFR JV-1, SFR JV-2 and SFR JV-HD. All intra-group balances and transactions are eliminated upon consolidation.

The Company currently consolidates Tricon Single-Family Rental REIT LLC and its wholly-owned subsidiaries, along with SFR JV-1, SFR JV-2 and SFR JV-HD (collectively, the “single-family rental” business), and The James (Scrivener Square) and The Shops of Summerhill (collectively, the "Canadian development properties").

Joint arrangements and interests in associates

Investments in joint arrangements are classified as either joint operations or joint ventures, depending on the contractual rights and obligations of each investor. Joint operations are accounted for using proportionate

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

consolidation as per IFRS 11, Joint Arrangements ("IFRS 11") while joint ventures apply the equity method in accordance with IAS 28.

Interests in associates - equity method of accounting

An associate is an entity over which the Company has significant influence, but not control (or joint control), in accordance with IAS 28. Generally, the Company is considered to exert significant influence when it holds, directly or indirectly, 20% or more of the voting power of the investee. However, determining significant influence is a matter of judgment and specific circumstances.

Joint ventures - equity method of accounting

A joint venture is a joint arrangement under which the investors have joint control through a separate legal entity established and hold an interest in the net assets (as opposed to a direct interest in the underlying project). The Company accounts for its joint ventures using the equity method.

Under the equity method, a contribution to an investee is initially recognized at cost and adjusted thereafter to recognize the Company's share of profit or loss of the investee in accordance with Tricon's accounting policies. Distributions received from an investee reduce the carrying amount of the investment.

The Company's associates and joint ventures that are equity-accounted include the following investments in multi-family rental properties, U.S. residential developments and Canadian residential developments:

Name	Type	Principal place of business	Country of incorporation	Ownership interest %	Voting rights %(1)

Associates
592 Sherbourne LP (The Selby)	Limited Partnership	Canada	Canada	15%	50%
57 Spadina LP (The Taylor)	Limited Partnership	Canada	Canada	30%	50%
THPAS Development JV-2 LLC	Limited Partnership	USA	USA	20%	50%

Joint ventures
WDL 3/4/7 LP	Limited Partnership	Canada	Canada	33%	33%
WDL 8 LP	Limited Partnership	Canada	Canada	33%	33%
WDL 20 LP	Limited Partnership	Canada	Canada	33%	33%
DKT B10 LP	Limited Partnership	Canada	Canada	33%	33%
6-8 Gloucester LP (The Ivy)	Limited Partnership	Canada	Canada	47%	50%
Queen Ontario LP	Limited Partnership	Canada	Canada	10%	50%
Symington LP	Limited Partnership	Canada	Canada	10%	50%

(1) In respect of major decisions only.

The Company's investments in U.S. residential developments meet the definition of associates per IAS 28; however, Tricon has elected to apply the exception in paragraph IAS 28.36A, which permits a non-investment company investor to elect to retain investment entity accounting for associates that themselves qualify as investment entities, where applicable.

Under IFRS 10, Consolidated Financial Statements ("IFRS 10"), an investment entity is an entity that (i) obtains funds from one or more investors for the purpose of providing them with investment management services, (ii) commits to its investors that its business purpose is to invest funds solely for returns from capital appreciation, investment income (including rental income), or both, and (iii) measures and evaluates the performance of substantially all of its investments on a fair value basis.

The following associates meet the definition of an investment entity, and therefore, all of their project assets held through subsidiaries are measured at fair value.

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Name	Type	Principal place of business	Country of incorporation	Ownership interest %	Voting rights %(1)		Dissolution date(2)	Remaining extension period (years)

Associates
Tricon Housing Partners US LP(3)	Limited Partnership	USA	USA	68%		68%	7/1/2022	—
Tricon Housing Partners US Syndicated Pool II LP	Limited Partnership	USA	USA	20%		50%	3/2/2024	2
Tricon Housing Partners US II LP(3),(4)	Limited Partnership	USA	USA	8%	>	50%	12/31/2023	—
Tricon Housing Partners Canada III LP(3)	Limited Partnership	Canada	Canada	10%	>	50%	3/22/2022	—
CCR Texas Equity LP	Limited Partnership	USA	USA	10%		50%	12/31/2023	1
Vistancia West Equity LP	Limited Partnership	USA	USA	7%		50%	12/31/2025	—
Conroe CS Texas Equity LP(5)	Limited Partnership	USA	USA	10%		50%	N/A	N/A
Arantine Hills Equity LP(5)	Limited Partnership	USA	USA	7%		50%	N/A	N/A
Viridian Equity LP	Limited Partnership	USA	USA	18%		50%	12/31/2027	1
McKinney Project Equity LLC	Limited Partnership	USA	USA	44%		50%	N/A	N/A
THPAS Holdings JV-1 LLC	Limited Partnership	USA	USA	11%		50%	N/A	N/A

(1) In respect of major decisions only.
(2) Dissolution date is the date on which the Investment Vehicle is required to commence its liquidation process under its constating documents and may be subject to extension either pursuant to those documents or with the consent of investors in the vehicle. Some vehicles will conduct their liquidation by operating their remaining projects through to completion with no substantive changes to the business plan.
(3) For the purposes of analysis under IFRS, it was determined that Tricon acts primarily as an agent for the benefit of its investors in these partnership entities, and thus Tricon does not control these entities in accordance with the criteria set out in IFRS 10.
(4) Tricon Housing Partners US II LP obtained a one-year extension from the limited partners of the fund subsequent to year-end.
(5) Conroe CS Texas Equity LP and Arantine Hills Equity LP were recapitalized during the year and have no fixed dissolution date under their revised constating documents.

Structured entity — unconsolidated

A structured entity is an entity created to accomplish a narrow and well-defined objective. Those entities’ activities are restricted to the extent that they are, in essence, not directed by voting or similar rights. The Company concluded that Tricon PIPE LLC is a structured entity as it was created for the sole purpose of issuing its preferred units to investors and offering financing to the Company (Note 20), and the Company does not have exposure to variable returns related to its involvement in the entity or make the relevant decisions for the entity. Under IFRS 10, such a structured entity does not meet the criteria for control and is not required to be consolidated.

Business combination

The Company assesses whether an acquisition transaction should be accounted for as an asset acquisition or a business combination under IFRS 3, Business Combinations ("IFRS 3"). A business combination is defined as an acquisition of assets and liabilities that constitute a business that is an integrated set of activities consisting of inputs (such as assets), and processes that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders.

The Company applies the acquisition method to account for business combinations in accordance with IFRS 3. The consideration transferred for the acquisition of the business is the fair value of the assets transferred net of the liabilities assumed, any non-controlling interest in the acquiree, as well as any goodwill or bargain purchase gain recognized and measured by the Company. These identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. All acquisition costs associated with a transaction identified as a business combination are expensed as incurred.

Goodwill

Goodwill arises on the acquisition (or deemed acquisition) of subsidiaries and represents the excess of the consideration transferred over the Company’s interest in the net fair value of the net identifiable assets, liabilities and contingent liabilities of the acquiree and the fair value of any non-controlling interest in the acquiree. Upon initial recognition, goodwill is allocated to the cash-generating unit to which it relates. The Company identifies a cash-

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

generating unit (“CGU”) as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. For example, a CGU can be an individual property or a group of properties. Goodwill acquired in business combinations is allocated to the CGUs that are expected to benefit from the synergies of that business combination.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The Company's goodwill impairment test is performed at the CGU level as it is the lowest level within the Company at which goodwill is monitored for internal management purposes. Any goodwill impairment is recognized immediately as an expense in the consolidated statements of comprehensive income in the period in which it arises and is not subsequently reversed.

Rental properties

The Company's rental properties consist of single-family rental homes held to earn rental income.

At the time of the acquisition of a property, the Company applies judgment when determining if the acquisition is an asset acquisition or a business combination. The Company classifies its acquisitions as asset acquisitions when it acquires a single asset (or a group of similar assets) and it has not assumed any employees or acquired an operating platform. Where the Company has concluded that it has acquired an asset, the Company uses the asset purchase model whereby the initial cost of a rental property is comprised of its purchase price and any directly attributable expenditures. Directly attributable expenditures include transaction costs such as due diligence costs, appraisal fees, environmental fees, legal fees, land transfer taxes and brokerage fees.

Subsequent to initial recognition, rental properties are recorded at fair value in accordance with IAS 40, Investment Property (“IAS 40”). Fair value is determined based on a combination of internal and external processes and valuation techniques according to the valuation policy discussed in Note 6. Gains or losses arising from changes in the fair value and capitalized costs of rental properties are recorded in the consolidated statements of comprehensive income in the period in which they arise.

In determining whether certain costs are additions to the carrying amount of rental properties or period expenses, management applies judgment based on whether these costs are incurred to enhance the service potential of the property. All costs associated with upgrading and extending the economic life of the existing properties, including internal amounts that are directly attributable to a specific rental property, other than ordinary repairs and maintenance, are capitalized to rental property.

Rental income and operating expenses from rental properties are reported within rental revenue and direct operating expenses incurred for rental properties, respectively, in the consolidated statements of comprehensive income.

Foreign currency translation

Currency translation

Foreign currency transactions (Canadian dollar) are translated into U.S. dollars using exchange rates in effect at the date of the transaction. Monetary assets and liabilities denominated in Canadian dollars are translated into U.S. dollars using the exchange rate in effect at the measurement date. Non-monetary assets and liabilities denominated in Canadian dollars are translated into U.S. dollars using the historical exchange rate or the exchange rate in effect at the measurement date for items recognized at FVTPL. Gains and losses arising from foreign exchange are included in the consolidated statements of comprehensive income.

Consolidated entities

For subsidiaries that are required to be consolidated, the results and financial position of those subsidiaries with a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities are translated at the closing rate at the date of the balance sheet;

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

(ii) income and expenses are translated at average exchange rates. The Company uses monthly average exchange rates due to the volume of transactions each month; and
(iii) all resulting exchange differences are recognized in other comprehensive income.

Other assets

Other assets include fixed assets, leasehold improvements and right-of-use assets.

Fixed assets and leasehold improvements

Fixed assets (building, property-related systems software, vehicles, furniture and office equipment and computer equipment) and leasehold improvements are accounted for at cost less accumulated depreciation and impairment. Leasehold improvements are amortized on a straight-line basis over their useful lives, which are typically their lease terms. All other depreciation expense is recorded on a straight-line basis over the estimated useful lives of the fixed assets, as follows:

Building                  30 years
Furniture, computer and office equipment 2-7 years
Property-related systems software     15 years
Vehicles and other             5-7 years

The estimated useful lives of fixed assets are reviewed and adjusted, if appropriate, at each financial year-end. As described below under Impairment of non-financial assets, fixed assets are also reviewed at each balance sheet date to determine whether there is an indication of impairment.

Right-of-use assets and lease liabilities

At the lease commencement date, a right-of-use asset and lease liability are recognized on the consolidated balance sheets for all leases, with the exception of short-term and low-value leases. The right-of-use assets and lease liabilities are initially measured at the present value of the lease payments, which includes reasonably certain extension options.

Lease payments are apportioned between the implicit finance charge and the implicit repayment of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the consolidated statements of comprehensive income using the effective interest method.

Right-of-use assets are amortized on a straight-line basis over their lease terms and are accounted for at cost less accumulated amortization and reviewed at each balance sheet date to determine whether there is an indication of impairment.

Intangible assets

Intangible assets include capitalized placement fees, customer relationship and contractual development fees.

Placement fees represent costs incurred to secure investment management contracts. Performance fee rights represent costs incurred to obtain rights to receive future performance fees from joint venture projects. These are accounted for as intangible assets carried at cost less accumulated amortization. Amortization is recorded using the straight-line method and is based on the estimated useful lives of the associated joint ventures, which are generally eight years.

The customer relationship intangible relates to the Company’s ownership of The Johnson Companies LP ("Johnson"), in which Tricon owns a 50.1% interest, and represents an estimate of the potential management fees, development fees and commissions that Tricon could collect, based on potential future projects resulting from Johnson’s existing customer relationships at the time of the acquisition of Johnson, and as such are considered to be definite-life intangibles. Similarly, the contractual development fee intangibles from Johnson represent an estimate of the future lot development fees and commissions that Tricon expects to collect over the lives of the

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

projects that Johnson managed at the time of acquisition. They are amortized by project over the estimated periods that the Company expects to collect these fees, which is approximately seven years for both management fees and lot development fees.

Impairment of non-financial assets

Assets that are subject to amortization and depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest CGU level. Non-financial assets are reviewed for possible impairment or reversal of a previously recorded impairment as at each reporting date.

Financial instruments

Financial assets

The Company's financial assets are comprised of cash, restricted cash, amounts receivable and derivative financial instruments. Financial assets within the scope of IFRS 9, Financial Instruments ("IFRS 9") are initially measured at fair value and subsequently classified and measured in one of three categories in accordance with IFRS 9: amortized cost, fair value through other comprehensive income ("FVOCI") or FVTPL.

Transaction costs related to derivative financial instruments are expensed as incurred and charged to income within the consolidated statements of comprehensive income.

Gains and losses arising from changes in the fair value of derivative financial instruments are presented in the consolidated statements of comprehensive income together with gains and losses arising from changes in the fair value of other liabilities.

Financial assets and liabilities classified and measured at FVTPL are presented within changes in operating assets and liabilities in the consolidated statements of cash flows.

Financial assets are derecognized only when the contractual rights to the cash flows from the financial assets expire or the Company transfers substantially all of the risks and rewards of ownership.

The Company assesses, at each balance sheet date, whether or not there is an expected credit loss with respect to amounts receivable. If in a subsequent period the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed, to the extent that the carrying value of the receivable does not exceed its amortized cost at the reversal date. Any subsequent reversal of an impairment loss is recognized in net income.

Financial liabilities

The Company’s financial liabilities consist of amounts payable and accrued liabilities, resident security deposits, dividends payable, debt, convertible debentures, Due to Affiliate, derivative financial instruments, limited partners' interests in single-family rental business and other liabilities.

Financial liabilities within the scope of IFRS 9 are initially measured at fair value and subsequently classified and measured at FVTPL or amortized cost, as appropriate.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires.

Interest expense is accounted for using the effective interest rate method.

The effective interest rate method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating the interest income or interest expense over the expected life of the instrument. The

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

effective interest rate is the rate that discounts estimated future cash payments or receipts throughout the expected life of the financial instrument, or a shorter period where appropriate, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Company estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts.

Gains or losses from the modification of borrowing terms during the year are recognized over the remaining life of the borrowing by adjusting the effective interest rate, on the basis that the terms and conditions of the liability remained largely unchanged. Should the modification be considered substantial, the original financial liability is derecognized and a new financial liability is recognized at fair value.

Derivative financial instruments

Derivative financial instruments, which are primarily comprised of the mandatory prepayment provision related to the Due to Affiliate, the exchange and redemption provisions of the underlying preferred units (Note 21), are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at fair value with the resulting gain or loss reflected in net income. Derivatives are valued using model calibration. Inputs to the valuation model are determined from observable market data wherever possible, including prices available from exchanges, over-the-counter markets and consensus pricing. Certain inputs may not be observable in the market directly, but can be determined from observable prices via model calibration procedures or estimated from historical data or other sources. Any directly attributable transaction costs are allocated between the derivative and the host liability component, and the portion attributed to the derivative is expensed in the consolidated statements of comprehensive income.

Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported on the consolidated balance sheets when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. As of December 31, 2022, the Company does not have any assets or liabilities that are subject to an offsetting agreement.

Limited partners' interests in single-family rental business

The interests of the limited partners in the following subsidiaries are recognized as financial liabilities in accordance with IAS 32, Financial Instruments: Presentation ("IAS 32"):

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Investment Vehicle	Subsidiary	Limited partners' ownership interest %

SFR JV-1	SFR JV-1 Equity LLC	66.3%
	SFR JV-1 LP	66.3%
	SFR JV-1 REIT 1 LLC	49.5%
	SFR JV-1 REIT 2 LLC	49.5%
	SFR JV-1 Holding LP	49.5%

SFR JV-2	SFR JV-2 Equity LLC	70.7%
	SFR JV-2 LP	70.7%
	SFR JV-2 REIT 1 LLC	49.5%
	SFR JV-2 REIT 2 LLC	49.5%
	SFR JV-2 Holdings LP	49.5%

SFR JV-HD	SFR JV-HD Equity LLC	66.3%
	SFR JV-HD LP	66.3%
	SFR JV-HD REIT 1 LLC	49.5%
	SFR JV-HD REIT 2 LLC	49.5%
	SFR JV-HD Holdings LP	49.5%

Limited partners' interests in single-family rental business are recorded at fair value through profit or loss and reflect the fair value of the underlying investments in SFR JV-1, SFR JV-2 and SFR JV-HD, along with any contributions by and distributions to limited partners during the period. Changes in the fair value of the limited partners' interests in single-family rental business are reflected in the consolidated statements of comprehensive income.

Cash

Cash includes cash deposited in banks. The Company maintains its cash in financial institutions with high credit quality in order to minimize its credit loss exposure.

Restricted cash

Restricted cash primarily consists of property tax reserves, capital reserves, and collateralized rent payment receipts held in bank accounts controlled by lenders.

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of new shares are shown as a deduction, net of tax, from the proceeds.

Where the Company purchases its equity share capital to settle restricted share awards or for cancellation, the consideration paid, including any directly attributable incremental costs, is deducted from equity attributable to the Company’s equity holders.

Earnings per share

Basic

Basic earnings per share is determined using the weighted average number of shares outstanding including vested deferred share units, taking into account on a retrospective basis any increases or decreases caused by share splits or reverse share splits occurring after the reporting period, but prior to the consolidated financial statements being authorized for issue.

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Diluted

The Company considers the effects of stock compensation, convertible debentures and exchange rights in connection with the preferred unit issuance of Tricon PIPE LLC in calculating diluted earnings per share. Diluted earnings per share is calculated by adjusting net income attributable to shareholders of the Company and the weighted average number of shares outstanding based on the assumption of the conversion of all potentially dilutive shares on a weighted average basis from the beginning of the year or, if later, the date the stock compensation, convertible debentures or conversion rights were issued to the balance sheet date.

Dividends

Dividends on common shares are recognized in the consolidated financial statements in the period in which the dividends are approved by Tricon’s Board of Directors.

Current and deferred income taxes

Income tax expense includes current and deferred income taxes. Income tax expense is recognized in the consolidated statements of comprehensive income, except to the extent that it relates to items recognized directly in equity, in which case the tax is also recognized directly in equity.

Current income taxes are the expected taxes payable on the taxable income for the period, using income tax rates enacted, or substantively enacted, at the end of the reporting period, and any adjustment to income taxes payable in respect of previous years. The Company uses the liability method to recognize deferred income taxes on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts. Deferred income tax assets are only recorded if it is probable that they will be realized. Enacted or substantively enacted rates in effect at the consolidated balance sheet date that are expected to apply when the deferred income tax asset is realized or the deferred tax liability is settled are used to calculate deferred income taxes.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Revenue

Revenue from single-family rental properties

Revenue recognition under a lease commences when a resident has a right to use the leased asset, which is typically when the resident takes possession of, or controls the physical use of, the leased property. Generally, this occurs on the lease commencement date.

Lease contracts with residents normally include lease and non-lease components, which may be bundled into one fixed gross lease payment. Lease revenue earned directly from leasing the homes is recognized and measured on a straight-line basis over the lease term in accordance with IFRS 16, Leases (“IFRS 16”). Leases for single-family rental homes are generally for a term of one to two years.
Ancillary revenue is income the Company generates from providing services that are not primary rental revenue from a lease contract. Ancillary revenue includes pet fees, early termination fees and other service fees. Ancillary revenue is measured at the amount of consideration which the Company expects to receive in exchange for providing services to a resident. Ancillary revenue is included with revenue from single-family rental properties in the consolidated statements of comprehensive income, and the details of revenue, including ancillary income, are discussed in Note 15.

In addition to revenue generated from the lease component, revenue from single-family rental properties includes a non-lease component earned from the residents, which is recognized under IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). Non-lease revenue includes property management services, such as repairs and

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

maintenance performed on the properties. These services represent a single performance obligation and revenue is recognized over time as the services are provided, regardless of when the payment is received. Revenue from rental properties is allocated to non-lease components using a cost-plus margin approach whereby the Company separates the operating costs that pertain to the services provided to the residents and applies a reasonable profit margin.

The Company has concluded that it is the principal in all of its revenue arrangements since it controls the specified goods or services before those goods or services are transferred to customers.

Revenue from private funds and advisory services

The Company's vertically integrated management platform provides asset management, development management and property management services.
The Company provides asset management services to joint venture partners and third-party investors for which it earns market-based fees in connection with its businesses in the U.S. and Canada. These contractual fees are typically 1-2% of committed or invested capital throughout the lives of the Investment Vehicles under management. The Company may also earn performance fees once targeted returns are achieved by an Investment Vehicle. The Company recognizes performance fees only to the extent that it is highly probable that a significant amount of the cumulative revenue recognized will not reverse. Consideration for these services is variable as it is dependent upon the occurrence of a future event that includes the repayment of investor capital and a predetermined rate of return. Revenue from performance fees is typically earned and recognized towards the end of the life of an Investment Vehicle.

The Company also earns development management and advisory service fees from third parties and/or related parties. Development management and advisory services are satisfied over time. Revenues are recognized based on the best estimate of the amounts earned for those services, which typically reflects contractual fees of 2-5% of the sales price of single-family lots, residential land parcels and commercial land within master-planned communities, as well as built-to-rent communities, and 4-5% of overall development costs of Canadian multi-family rental apartments. The Company includes variable consideration in the revenues only to the extent that it is highly probable that a significant amount of the cumulative revenue recognized will not reverse. Specifically for Johnson, consideration for these services is variable as it is dependent upon the occurrence of a future event that is the sale of the developed property. Revenue is typically recognized as the development of the property is completed, and control has been transferred to the respective buyer. These management fees earned in exchange for providing development management and advisory services are billed upon the sale of the property.

The Company earns property management fees, leasing fees, acquisition and disposition fees, and construction management fees through its rental operating platform. These management services are satisfied over time and revenues are recognized as services are provided in accordance with IFRS 15.

Compensation arrangements

Stock option plan

The Company accounts for its stock option plan by calculating the fair value of the options as of the grant date using a Black-Scholes option pricing model and observable market inputs. This fair value is recognized as compensation cost using the graded vesting method over the vesting period of the options.

Annual Incentive Plan ("AIP")

The Company’s AIP provides for an aggregate bonus pool based on the sum of all employees’ individual AIP targets. The portion of the pool attributable to senior executive management is market-benchmarked and subject to an adjustment factor, as approved by the Board, of between 50% and 150%, based on the achievement of Company performance objectives determined by the Board at the beginning of each year. The final pool is then allocated among employees based on individual and collective performance. AIP awards will be made in cash and equity-based grants, with the proportion of equity-based awards being correlated to the seniority of an individual’s

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

role within the Company. Equity-based AIP awards are granted in a combination of deferred share units ("DSUs"), performance share units ("PSUs"), stock options and restricted shares, pursuant to the Company's Deferred Share Unit Plan ("DSUP"), Performance Share Unit Plan ("PSUP"), stock option plan and Restricted Share Plan, respectively.

Long-term incentive plan ("LTIP")

LTIP expense is generated from two sources: (i) up to 50% of the Company’s share of performance fees or carried interest from certain Investment Vehicles, paid in cash when received; and (ii) 15% of the income from THP1 US (a U.S. residential development Investment Vehicle), also payable in cash pursuant to amendments to the LTIP made in 2022. Amounts under the LTIP are allocated among employees in accordance with the plan.

For the expense generated from the Company’s share of performance fees or carried interest from certain Investment Vehicles, the Company estimates its total liability by determining the unrealized carried interest at each reporting date based on the estimated fair value of the underlying investments. Once determined, the component that is payable to employees as part of the LTIP is recognized as LTIP liability, and the component that is payable to key management equity participants is allocated to performance fees liability (see Performance fees expense and liability below). The combined amount recognized as LTIP liability and performance fees liability represents no more than 50% of the Company’s share of unrealized carried interest for each.

The actual amounts of performance fees to be received and LTIP and performance fees to be paid will depend on the cash realizations of Investment Vehicles and the performance of underlying investments. The values of the LTIP liability and the performance fees liability are determined using intrinsic value or liquidation at fair value in accordance with IAS 19 – Employee Benefits (“IAS 19”).

Performance fees expense and liability

Certain members of senior management participate in the potential performance fees payable in respect of certain of the Company’s managed Investment Vehicles, by having invested personal at-risk capital to subscribe for ownership interests in the entity directly or indirectly entitled to receive such performance fees. Any performance fees allocable to participating management members in respect of their equity interests in such entities is reflected as a performance fee liability or expense.

Directors’ fees

One-half of each independent Director’s base annual retainer is paid in DSUs which vest immediately upon their grant. An independent Director may also elect each year to receive a portion of the balance of his or her fees (including his or her base annual retainer and any additional retainer) in DSUs, which also vest on the date of their grant. Any remaining balance of such fees not payable in DSUs is paid in cash. The DSUs granted to Directors are governed by the DSUP.

Reportable segments

Tricon is comprised of three operating segments: Single-Family Rental, Adjacent Businesses (which includes multi-family rental properties and residential developments) and Private Funds and Advisory. Including the Company's corporate activities, there are four reportable segments for internal and external reporting purposes. The reportable segments are business units offering different products and services, and are managed separately due to their distinct operating natures. These four reportable segments have been determined by the Company’s chief operating decision-makers (Note 33).

Accounting standards and interpretations adopted

Effective January 1, 2022, the Company has adopted the amendment to IFRS 3, Business Combinations, when determining what constitutes an asset or a liability in a business combination. This amendment also includes a new exception for certain liabilities and contingent liabilities and clarified that an acquirer should not recognize contingent assets at the acquisition date. The Company also adopted the amendments to IAS 37, Provisions, Contingent

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Liabilities and Contingent Assets ("IAS 37"), to account for the cost of fulfilling a contract when an onerous contract is established.

The adoption of these amendments did not have a significant impact on the Company’s consolidated financial statements.

Accounting standards and interpretations issued but not yet adopted

In February 2021, the International Accounting Standards Board ("the IASB") added an IFRS practice statement to IAS 1 and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8"). The amendments to IAS 1 and IAS 8 are effective for annual reporting periods beginning on or after January 1, 2023.

In May 2021, the IASB issued amendments to IAS 12, Income Taxes ("IAS 12"), to clarify how companies should account for deferred tax on transactions, such as leases and decommissioning obligations. The amendments are effective for annual reporting periods beginning on or after January 1, 2023.

In January 2020, the IASB issued amendments to IAS 1, Presentation of Financial Statements ("IAS 1"), to provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date. In November 2022, the IASB further amended IAS 1 to clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability as current or non-current. This amendment is effective for annual reporting periods beginning on or after January 1, 2024.

There are no other relevant standards, interpretations or amendments to existing standards that are not yet effective that are expected to have a material impact on the consolidated financial statements of the Company.

4.    CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates can, by definition, differ from the related actual results. The following are the accounting policies subject to judgments and estimation uncertainty that management believes could have a significant risk of causing material adjustments to the amounts recognized in the consolidated financial statements. Actual results could differ from these estimates and the differences may be material.

Significant estimates

Income taxes

The determination of the Company’s income and other tax liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. Significant estimates are required in determining the Company’s consolidated income tax provision. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current tax and deferred tax provisions. Furthermore, deferred income tax balances are recorded using enacted or substantively enacted future income tax rates. Changes in enacted income tax rates are not within the control of management. However, any such changes in income tax rates may result in actual income tax amounts that may differ significantly from estimates recorded in deferred tax balances.

Valuation of rental properties

The fair values of single-family rental properties are typically determined using a combination of internal and external processes and valuation techniques according to the valuation policy as set out in Note 6. The valuation inputs are considered Level 3, as judgment is used in determining the weight to apply to inputs based on recent comparable-sales data information and whether adjustments are needed to account for unique characteristics of the assets. A change to these inputs could significantly alter the fair values of the rental properties.

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Fair value of investments

The fair values of the Company’s investments in multi-family rental properties, Canadian residential developments, Canadian development properties and U.S. residential development associates (excluding THPAS Development JV-2 LLC) are determined using the valuation methodologies described in Notes 7, 8, 9 and 10. By their nature, these valuation techniques require the use of assumptions that are mainly based on market conditions existing at the end of each reporting period. Changes in the underlying assumptions could materially impact the determination of the fair value of a financial instrument. Imprecision in determining fair value using valuation techniques may affect the investment income recognized in a particular period.

Fair value of incentive plans and participation arrangements

Management is required to make certain assumptions and to estimate future financial performance in order to estimate the fair value of incentive plans and performance fees participation arrangements at each consolidated balance sheet date. The LTIP and the performance fees liability require management to estimate the net asset value of each Investment Vehicle and the corresponding changes in unrealized carried interests, which are updated on a quarterly basis. Changes in the underlying assumptions used to calculate the net asset value of each Investment Vehicle could materially impact the determination of the LTIP and the performance fees liability. Significant estimates and assumptions relating to such incentive plans and participation arrangements are disclosed in Notes 3, 31 and 32.

Significant judgments

Acquisition of rental properties

The Company’s accounting policies relating to rental properties are described in Note 3. In applying these policies, judgment is exercised in determining whether certain costs are additions to the carrying amount of a rental property and whether properties acquired are considered to be asset acquisitions or business combinations. Should the purchase meet the criteria of a business combination, then transaction costs such as appraisal and legal fees are expensed immediately and included in the consolidated statements of comprehensive income. If the purchase is an asset acquisition, transaction costs form part of the purchase price and earnings are not immediately affected.

Basis of consolidation

The consolidated financial statements of the Company include the accounts of Tricon and its wholly-owned subsidiaries, as well as entities over which the Company exercises control on a basis other than majority ownership of voting interests within the scope of IFRS 10. Judgment is applied in determining if an entity meets the criteria of control as defined in the accounting standard.

Investments in joint ventures and joint arrangements

The Company makes judgments in determining the appropriate accounting for investments in other entities. These judgments include determining the significant relevant activities and assessing the level of influence Tricon has over the activities through contractual arrangements. In addition, the Company also determines whether Tricon's rights and obligations are directly related to the assets and liabilities of the arrangement or to the net assets of the joint arrangement.

Discontinued operations

Note 5 describes the sale of the Company's 20% equity interest in Tricon US Multi-Family REIT LLC and the classification of its operating results as a discontinued operation in accordance with IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations ("IFRS 5"). With the sale of the Company's remaining equity interest in Tricon U.S. Multi-Family REIT LLC, the Company recognized performance fee income of $99,865. Whether this performance fee income should also be classified as income from discontinued operations is a significant judgment.

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The Company provides asset management services to third-party investors for which it earns performance fees as part of its private funds and advisory services business. Revenue from performance fees is typically earned and recognized towards the end of the life of an Investment Vehicle, upon the occurrence of an event that includes the repayment of investor capital and a predetermined rate of return. Under the asset management agreement within the Investment Vehicle, the Company had estimated the performance fee to be earned after five years. The Company continues to provide services to one of the primary investors through other Investment Vehicles.

Management's assessment concluded that the performance fee income recognized from the exit of Tricon US Multi-Family REIT LLC forms part of the Company's continuing operations as the Company would have earned the fee at the end of the investment's life irrespective of the early exit. The Company maintains its private funds and advisory services as one of the main segments of the business.

5.    DISCONTINUED OPERATIONS

On October 18, 2022, the Company sold its remaining 20% equity interest in its U.S. multi-family rental portfolio (held through Tricon US Multi-Family REIT LLC), for total proceeds of $219,354, which resulted in a loss on sale of $856, net of transaction costs.

In accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, the Company reclassified the current- and prior-period results and cash flows of Tricon US Multi-Family REIT LLC as discontinued operations separate from the Company's continuing operations.

(in thousands of U.S. dollars)	December 31, 2022

Total consideration	$219,354
Net asset value on disposition	(213,493)
Transaction costs	(6,717)
Loss on sale	$(856)

The Company reclassified the current- and prior-period income from equity-accounted investments in U.S. multi-family rental properties as discontinued operations, separate from the Company's continuing operations. The profit or loss of the discontinued operations was as follows:

(in thousands of U.S. dollars)	2022	2021

Revenue	$105,641	$119,391
Expenses	(68,680)	(93,036)
Fair value gain on U.S. multi-family rental properties	156,009	339,029
Net and other comprehensive income	192,970	365,384

Tricon's share of net income at 20%	38,594	73,078
Loss on sale	(856)	—
Loss before income taxes from discontinued operations previously recorded(1)	—	(77,224)
Income tax expense - current	(43,114)	(46,502)
Income tax recovery - deferred	40,482	40,818
Net (loss) income from discontinued operations	$35,106	$(9,830)
(1) The loss before income taxes from discontinued operations is attributable to the initial syndication of 80% of Tricon US Multi-Family REIT LLC on March 31, 2021.

The table below provides a summary of the Company's cash flows attributed to the discontinued operations.

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

(in thousands of U.S. dollars)
For the year ended	December 31, 2022	December 31, 2021

Net cash provided by operating activities from discontinued operations	$3,499	$(12)
Net cash provided by investing activities from discontinued operations	212,637	421,774
Net cash used in financing activities from discontinued operations(1)	—	(102,849)
Change in cash during the year from discontinued operations	$216,136	$318,913
(1) Includes repayments of the U.S. multi-family credit facility totalling $109,890 for the year ended December 31, 2021, net of changes in restricted cash balance.

6.    RENTAL PROPERTIES

Management is responsible for fair value measurements included in the financial statements, including Level 3 measurements. The valuation processes and results are reviewed and approved by the Valuation Committee once every quarter, in line with the Company’s quarterly reporting dates. The Valuation Committee consists of individuals who are knowledgeable and have experience in the fair value techniques for the real estate properties held by the Company. The Valuation Committee decides on the appropriate valuation methodologies for new real estate properties and contemplates changes in the valuation methodology for existing real estate holdings. Additionally, the Valuation Committee analyzes the movements in each property’s (or group of properties') value, which involves assessing the validity of the inputs applied in the valuation.

The following table presents the changes in the rental property balances for the years ended December 31, 2022 and December 31, 2021.

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021

Opening balance	$7,978,396	$6,321,918
Acquisitions(1)	2,362,185	1,835,235
Capital expenditures	326,460	198,602
Fair value adjustments(2)	858,987	990,575
Dispositions(3)	(80,369)	(1,367,934)
Balance, end of year	$11,445,659	$7,978,396
(1) The total purchase price includes $3,021 (2021 - $2,720) of capitalized transaction costs in relation to the acquisitions.
(2) Fair value adjustments include realized fair value gains of $12,997 for the year ended December 31, 2022 (2021- $409) on the single-family rental properties.
(3) Dispositions for the year ended December 31, 2021 reflect the deconsolidation of the $1,333,406 U.S. multi-family rental portfolio on March 31, 2021.

The Company used the following techniques to determine the fair value measurements included in the consolidated financial statements categorized under Level 3.

Single-family rental homes

Valuation methodology

The fair value of single-family rental homes is typically determined based on comparable sales primarily by using adjusted Home Price Index (“HPI”) and periodically Broker Price Opinions (“BPOs”), as applicable. In addition, homes that were purchased in the last three to six months (or properties purchased in the year that are not yet stabilized) from the reporting date are recorded at their purchase price plus the cost of capital expenditures.

BPOs are quoted by qualified brokers who hold active real estate licenses and have market experience in the locations and segments of the properties being valued. The brokers value each property based on recent comparable sales and active comparable listings in the area, assuming the properties were all renovated to an average standard in their respective areas. The Company typically obtains a BPO when a home is first included in a securitization or other long-term financing vehicle.

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Adjusted HPI is used to update the value, on a quarterly basis, of single-family rental homes that were most recently valued using a BPO as well as single-family rental homes held for more than six months following initial acquisition. The HPI is calculated based on a repeat-sales model using large real estate information databases compiled from public records. The HPI was calculated as at November 30, 2022 for rental homes acquired prior to October 1, 2022 and has been adjusted based on management's judgment informed by recent transactions and other relevant factors. The quarterly HPI change is then applied to the previously recorded fair value of the rental homes. The data used to determine the fair value of the Company’s single-family rental homes is specific to the zip code in which the property is located.

Adjusted HPI growth during the quarter was 0.7%, net of capital expenditures (2021 - 5.2%). There were no homes valued using the BPO method during the quarter (2021 - 3,395 homes). This resulted in a fair value gain of $56,414 for the quarter ended December 31, 2022 (2021 - $261,676).

HPI growth during the year was 17.4% (2021 - 21.4%). Adjusted HPI growth during the year was 12.3%, net of capital expenditures, compared to 19.8% in the prior year. There were 4,166 homes valued using the BPO method during the year (2021 - 3,674 homes), and the combined methodologies of adjusted HPI and BPO resulted in a fair value gain of $858,987 for the year ended December 31, 2022 (2021 - $990,575).

Sensitivity

The adjusted HPI change during the year was 12.3% (2021 - 19.8%). If the change in the adjusted HPI increased or decreased by 2.0%, the impact on the single-family rental property balance at December 31, 2022 would be $155,924 and ($155,924), respectively (2021 - $99,015 and ($99,015)).

7.    EQUITY-ACCOUNTED INVESTMENTS IN MULTI-FAMILY RENTAL PROPERTIES

As at December 31, 2021, the Company’s equity-accounted investments in multi-family rental properties included a joint venture arrangement that operated a portfolio of 23 multi-family rental properties in the U.S. Sun Belt markets. Following the Company's divestiture of its interest in the U.S. multi-family rental portfolio that occurred in October 2022, the Company's equity-accounted investments in multi-family rental properties as at December 31, 2022 consisted of an investment in associate ("592 Sherbourne LP", operating as "The Selby"), a 500-suite class A multi-family rental property in Toronto, over which the Company has significant influence.

The following table presents the change in the balance of equity-accounted investments in multi-family rental properties for the years ended December 31, 2022 and December 31, 2021.

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021

Opening balance	$199,285	$19,913
Initial recognition of equity-accounted investment in U.S. multi-family rental properties	—	107,895
Advances	—	453
Distributions	(3,824)	(4,428)
Income from equity-accounted investments in multi-family rental properties(1)	40,144	75,333
Disposition of equity-accounted investment in U.S. multi-family rental properties (Note 5)	(213,493)	—
Translation adjustment	(1,343)	119
Balance, end of year	$20,769	$199,285
(1) Of the $40,144 (2021 - $75,333) income from equity-accounted investments earned during the year, $38,594 (2021 - $73,078) was attributable to U.S. multi-family rental properties and reclassified to income from discontinued operations (Note 5).

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The following tables present the ownership interests and carrying values of the Company’s equity-accounted investments in multi-family rental properties. The financial information below discloses each investee at 100% and at Tricon's ownership interests in the net assets of the investee.

		December 31, 2022
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Tricon's share of net assets(1)

Associate
592 Sherbourne LP (The Selby)	Toronto, ON	15%	2,834	256,854	2,080	115,311	142,297	20,769
Total			$2,834	$256,854	$2,080	$115,311	$142,297	$20,769
(1) Tricon's share of net assets of $20,769 is comprised of $21,345 as per the investees' financial statements less $576 of fair value differences arising from the initial recognition of 592 Sherbourne LP on January 1, 2020 and foreign exchange translation adjustments.

		December 31, 2021
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Tricon's share of net assets(1)

Joint venture
Tricon US Multi-Family REIT LLC	U.S. Sun Belt	20%	12,086	1,705,408	29,617	795,886	891,991	178,398
Associate
592 Sherbourne LP (The Selby)	Toronto, ON	15%	$3,042	$267,635	$2,411	$124,916	$143,350	$20,887
Total			$15,128	$1,973,043	$32,028	$920,802	$1,035,341	$199,285
(1) Tricon's share of net assets of $199,285 is comprised of $199,909 as per the investees' financial statements less $624 of fair value differences arising from the initial recognition of 592 Sherbourne LP on January 1, 2020 and foreign exchange translation adjustments.

		For the year ended December 31, 2022
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Revenue	Expenses	Fair value gains	Net and other comprehensive income	Tricon's share of net income

Associate
592 Sherbourne LP (The Selby)	Toronto, ON	15%	12,441	(8,023)	5,916	10,334	1,550
Total			$12,441	$(8,023)	$5,916	$10,334	$1,550

		For the year ended December 31, 2021
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Revenue	Expenses	Fair value gains	Net and other comprehensive income	Tricon's share of net income

Joint venture
Tricon US Multi-Family REIT LLC	U.S. Sun Belt	20%	91,201	(66,868)	341,059	365,392	73,078
Associate
592 Sherbourne LP (The Selby)	Toronto, ON	15%	$9,585	$(8,442)	$13,884	$15,027	$2,255
Total			$100,786	$(75,310)	$354,943	$380,419	$75,333

Based on the assessment of current economic conditions, there are no indicators of impairment for the Company's equity-accounted investments in multi-family rental properties as at December 31, 2022.

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

8.    EQUITY-ACCOUNTED INVESTMENTS IN CANADIAN RESIDENTIAL DEVELOPMENTS

The Company has entered into certain arrangements in the form of jointly controlled entities and investments in associates for various Canadian multi-family rental developments. Joint ventures represent development properties held in partnership with third parties where decisions relating to the relevant activities of the joint venture require the unanimous consent of the partners. These arrangements are accounted for under the equity method.

The following table presents the change in the balance of equity-accounted investments in Canadian residential developments for the years ended December 31, 2022 and December 31, 2021.

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021

Opening balance	$98,675	$74,955
Advances	13,360	30,089
Distributions	(10,212)	(14,772)
Income from equity-accounted investments in Canadian residential developments	11,198	8,200
Translation adjustment(1)	(6,483)	203
Balance, end of year	$106,538	$98,675
(1) During the year, the USD/CAD exchange rate fluctuated from 1.2678 as at December 31, 2021 to 1.3544 as at December 31, 2022, resulting in a foreign currency translation adjustment of $6,483.

The following tables present the ownership interests and carrying values of the Company’s equity-accounted investments in Canadian residential developments. The financial information below discloses each investee at 100% and at Tricon's ownership interests in the net assets of the investee.

	December 31, 2022
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Tricon's share of net assets(1)

Joint ventures
WDL 3/4/7 LP	Toronto, ON	33%	$2,993	$141,357	$7,721	$84,646	$51,983	$17,335
WDL 8 LP	Toronto, ON	33%	7,318	241,907	21,105	188,473	39,647	13,222
WDL 20 LP	Toronto, ON	33%	722	43,082	186	34,295	9,323	3,114
DKT B10 LP(2)	Toronto, ON	33%	1,290	42,111	6,669	8,507	28,225	10,885
6-8 Gloucester LP (The Ivy)	Toronto, ON	47%	1,101	100,147	4,263	52,585	44,400	20,988
Queen Ontario LP(4)	Toronto, ON	10%	5,167	121,336	806	—	125,697	12,912
Symington LP(5)	Toronto, ON	10%	688	36,038	158	22,149	14,419	1,450
			19,279	725,978	40,908	390,655	313,694	79,906
Associates
57 Spadina LP (The Taylor)	Toronto, ON	30%	1,280	189,106	6,000	96,344	88,042	26,632
			1,280	189,106	6,000	96,344	88,042	26,632
Total			$20,559	$915,084	$46,908	$486,999	$401,736	$106,538

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

	December 31, 2021
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Tricon's share of net assets(1)

Joint ventures
WDL 3/4/7 LP	Toronto, ON	33%	$4,011	$117,115	$2,466	$63,372	$55,288	$18,437
WDL 8 LP	Toronto, ON	33%	7,150	176,171	13,732	141,191	28,398	9,473
WDL 20 LP	Toronto, ON	33%	760	47,401	853	40,660	6,648	2,223
DKT B10 LP(2)	Toronto, ON	33%	2,359	31,398	3,228	8,786	21,743	8,825
6-8 Gloucester LP (The Ivy)	Toronto, ON	47%	913	72,332	1,737	32,469	39,039	18,477
Labatt Village Holding LP(3)	Toronto, ON	38%	47	—	35	—	12	5
Queen Ontario LP(4)	Toronto, ON	30%	2,271	113,238	908	63,104	51,497	15,775
			17,511	557,655	22,959	349,582	202,625	73,215
Associates
57 Spadina LP (The Taylor)	Toronto, ON	30%	907	154,984	6,014	65,787	84,090	25,460
			907	154,984	6,014	65,787	84,090	25,460
Total			$18,418	$712,639	$28,973	$415,369	$286,715	$98,675
(1) Tricon's share of net assets of $106,538 (December 31, 2021 - $98,675) is comprised of $104,364 (December 31, 2021 - $96,393) as per the investees' financial statements plus $2,174 (December 31, 2021 - $2,282) of fair value differences arising from the initial recognition on January 1, 2020 and foreign exchange translation adjustments.
(2) Tricon's share of net assets of DKT B10 LP includes the purchase price paid to third-party partners for a one-third ownership interest in the partnership.
(3) On November 12, 2021, Labatt Village Holding LP sold its 80% interest in the Labatt Village LP project partnership to the remaining joint venture partner.
(4) On April 12, 2022, the Company sold two-thirds of its original 30% equity ownership interest in Queen & Ontario to its institutional partner.
(5) On February 22, 2022, the Company entered into a new joint venture investment, Symington LP.

	For the year ended December 31, 2022
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Revenue	Expenses	Fair value gains	Net and other comprehensive income (loss)	Tricon's share of net income

Joint ventures
WDL 3/4/7 LP	Toronto, ON	33%	$—	$—	$234	$234	$78
WDL 8 LP	Toronto, ON	33%	1	(161)	13,176	13,016	4,337
WDL 20 LP	Toronto, ON	33%	—	—	—	—	—
DKT B10 LP	Toronto, ON	33%	—	(2)	238	236	79
6-8 Gloucester LP (The Ivy)	Toronto, ON	47%	—	(24)	8,019	7,995	3,759
Labatt Village Holding LP	Toronto, ON	38%	—	—	—	—	8
Queen Ontario LP	Toronto, ON	10%	114	(242)	1,676	1,548	155
Symington LP	Toronto, ON	10%	—	(12)	—	(12)	(1)
			115	(441)	23,343	23,017	8,415
Associates
57 Spadina LP (The Taylor)	Toronto, ON	30%	133	(2,122)	10,634	8,645	2,783
Total			$248	$(2,563)	$33,977	$31,662	$11,198

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

	For the year ended December 31, 2021
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Revenue	Expenses	Fair value gains (losses)	Net and other comprehensive income (loss)	Tricon's share of net income

Joint ventures
WDL 3/4/7 LP	Toronto, ON	33%	$5	$(12)	$3,129	$3,122	$1,040
WDL 8 LP	Toronto, ON	33%	—	(10)	3,112	3,102	1,034
WDL 20 LP	Toronto, ON	33%	—	—	—	—	—
DKT B10 LP	Toronto, ON	33%	—	—	6,389	6,389	2,130
6-8 Gloucester LP (The Ivy)	Toronto, ON	47%	—	—	4,231	4,231	1,989
Labatt Village Holding LP	Toronto, ON	38%	—	(77)	(5,245)	(5,322)	(1,997)
Queen Ontario LP	Toronto, ON	30%	363	(163)	—	200	60
			368	(262)	11,616	11,722	4,256
Associates
57 Spadina LP (The Taylor)	Toronto, ON	30%	—	(28)	13,171	13,143	3,944
			—	(28)	13,171	13,143	3,944
Total			$368	$(290)	$24,787	$24,865	$8,200

Based on the assessment of current economic conditions, there are no indicators of impairment of the Company's equity-accounted investments in Canadian residential developments as at December 31, 2022.

9.     CANADIAN DEVELOPMENT PROPERTIES

The Company's Canadian development properties include one development project (The James) and an adjacent commercial property (The Shops of Summerhill) in Toronto. The following table presents the changes in the Canadian development properties balance for the years ended December 31, 2022 and December 31, 2021.

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021

Opening balance	$133,250	$110,018
Development expenditures	12,686	12,748
Fair value adjustments	(440)	10,098
Translation adjustment(1)	(9,083)	386
Balance, end of year	$136,413	$133,250
(1) During the year, the USD/CAD exchange rate fluctuated from 1.2678 as at December 31, 2021 to 1.3544 as at December 31, 2022, resulting in a foreign currency translation adjustment of $9,083.

The Company earned $1,668 of commercial rental income from The Shops of Summerhill for the year ended December 31, 2022 (2021 - $1,327), which is classified as other income.

Valuation methodology

Fair value is determined by independent appraisers who hold recognized and relevant professional qualifications and have recent experience in the location and category of the property being valued. The fair values of Canadian development properties are based on active market prices for similar development assets and the discounted cash flow methodology is used for commercial income-producing properties.

For properties under development, active market prices for land value per square foot are quoted by third-party appraisers and are adjusted for differences, incorporating the nature of the development, location or condition of the

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

asset, as well as assumptions about the recoverability of development costs, all of which are considered to be level 3 inputs.

For commercial income-producing properties, the discounted cash flow methodology takes into consideration the present value of expected future cash flows from rental operations and the property's eventual sale.

The Canadian development properties were valued on September 1, 2022. Management has assessed the impact of any market changes that occurred subsequent to the date of the valuation and has determined the value remained valid as at December 31, 2022.

Key valuation assumptions for the Canadian development properties are set out below.

	December 31, 2022	December 31, 2021

Property under development
Land value per square foot(1)	$258	$260

Commercial income-producing property
Discount rate	4.75%	4.75%
Capitalization rate	4.50%	4.25%

(1) Equivalent to C$350 per square foot (2021- C$330) translated to U.S dollars at the year-end exchange rate.

Sensitivity

For the property valued using active market prices, a 5.0% increase or decrease in the appraised land value per square foot would result in a change to the fair value of $4,851 or ($4,851), respectively (2021 - $4,654 and ($4,654), respectively).

For the property valued using the discounted cash flow methodology, a 1.0% increase or decrease in discount rate would result in a change in the fair value of ($2,724) or $3,015, respectively (2021 - ($3,038) and $3,354, respectively), and a 0.25% increase or decrease in the capitalization rate would result in a change to the fair value of ($1,246) or $1,401, respectively (2021 - ($1,489) and $1,675, respectively).

10.    INVESTMENTS IN U.S. RESIDENTIAL DEVELOPMENTS

The Company makes investments in U.S. residential developments via equity investments and loan advances. Advances made to investments are added to the carrying value when paid; distributions from investments are deducted from the carrying value when received.

The following table presents the changes in the investments in U.S. residential developments for the years ended December 31, 2022 and December 31, 2021.

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021

Opening balance	$143,153	$164,842
Advances(1)	15,655	6,706
Distributions	(37,336)	(55,744)
Derecognition of investment in U.S. residential developments	—	(4,377)
Income from investments in U.S. residential developments(2)	16,897	31,726
Balance, end of year	$138,369	$143,153

Internal debt instruments	$—	$8,629
Equity	138,369	134,524
Total investments in U.S. residential developments	$138,369	$143,153
(1) Advances to U.S. residential developments for the year ended December 31, 2022 includes $2,760 in non-cash contributions related to the syndication of the Company's investment in Bryson MPC Holdings LLC to THPAS Development JV-2 LLC (2021 - nil).
(2) There were no realized gains or losses included in the income from investments in U.S. residential developments for the year ended December 31, 2022 (2021 - nil).

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The following tables present the ownership interests and carrying values of the Company’s investments in U.S. residential developments. The financial information below discloses each investee at 100% and at Tricon's ownership interests in the net assets of the investee.

	December 31, 2022
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Tricon's share of net assets(1)

Joint ventures and associates
Tricon Housing Partners US LP	USA	68%	$1,236	$44,363	$118	$—	$45,481	$27,837
Viridian Equity LP	USA	18%	4	67,659	4	—	67,659	12,140
McKinney Project Equity LLC	USA	44%	—	119,575	—	—	119,575	52,314
THPAS Holdings JV-1 LLC	USA	11%	5,545	182,490	593	—	187,442	20,829
Remaining investments(2)(3)	USA and Canada	7% - 22%	18,695	247,584	5,600	—	260,679	25,249
Total			$25,480	$661,671	$6,315	$—	$680,836	$138,369

		December 31, 2021
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Tricon's share of net assets(1)

Joint ventures and associates
Tricon Housing Partners US LP	USA	68%	$702	$41,428	$151	$—	$41,979	$23,943
Tricon Housing Partners US II LP	USA	8%	9,951	45,806	7,525	—	48,232	13,301
Viridian Equity LP	USA	18%	4	117,622	4	—	117,622	21,108
McKinney Project Equity LLC	USA	44%	—	109,987	—	—	109,987	48,187
THPAS Holdings JV-1 LLC	USA	11%	13,871	109,432	834	—	122,469	13,617
Remaining investments(2)	USA and Canada	7% - 20%	2,864	170,938	14,549	—	159,253	22,997
Total			$27,392	$595,213	$23,063	$—	$599,542	$143,153
(1)Tricon's share of net assets could vary significantly from its pro-rata share due to the waterfall distribution model which incorporates subordination adjustments that are governed by each venture and partnership agreement.
(2) Includes Tricon's investments in U.S. residential developments that are individually immaterial, including THPAS Development JV-2 LLC which was newly formed during the year. See Note 3 for a list of all U.S. residential development investments.
(3) Tricon's investment in Tricon Housing Partners US II LP is individually immaterial as of December 31, 2022 and has been included in Remaining investments.

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

	For the year ended December 31, 2022
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Revenue	Expenses	Fair value gains (losses)	Net and other comprehensive income	Tricon's share of net income(1)

Joint ventures and associates
Tricon Housing Partners US LP	USA	68%	$6,253	$(75)	$(1,676)	$4,502	$4,577
Viridian Equity LP	USA	18%	—	—	13,538	13,538	2,430
McKinney Project Equity LLC	USA	44%	—	—	9,588	9,588	4,128
THPAS Holdings JV-1 LLC	USA	11%	490	(2,852)	6,524	4,162	455
Remaining investments(2)(3)	USA and Canada	7% - 22%	4,324	(3,524)	49,290	50,090	5,307
Total			$11,067	$(6,451)	$77,264	$81,880	$16,897

	For the year ended December 31, 2021
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Revenue	Expenses	Fair value gains (losses)	Net and other comprehensive income	Tricon's share of net income(1)

Joint ventures and associates
Tricon Housing Partners US LP	USA	68%	$13,240	$(243)	$(7,725)	$5,272	$3,604
Tricon Housing Partners US II LP	USA	8%	1,968	(1,979)	12,161	12,150	740
Viridian Equity LP	USA	18%	—	—	40,722	40,722	7,455
McKinney Project Equity LLC	USA	44%	—	—	1,220	1,220	11,700
THPAS Holdings JV-1 LLC	USA	11%	844	(2,200)	686	(670)	652
Remaining investments(2)	USA and Canada	7% - 20%	2,483	(2,326)	64,268	64,425	7,575
Total			$18,535	$(6,748)	$111,332	$123,119	$31,726
(1) Tricon's share of net income could vary significantly from its pro-rata share due to the waterfall distribution model which incorporates subordination adjustments that are governed by each venture and partnership agreement.
(2) Includes Tricon's investments in U.S. residential developments that are individually immaterial. See Note 3 for a list of all U.S. residential development investments.
(3) Tricon's investment in Tricon Housing Partners US II LP is individually immaterial as of December 31, 2022 and has been included in Remaining investments.

Based on the assessment of current economic conditions, there are no indicators of impairment of the Company's investments in U.S. residential developments as at December 31, 2022.

Valuation methodology

The investments are measured at fair value (excluding THPAS Development JV-2 LLC) as determined by the Company’s proportionate share of the fair value of each Investment Vehicle’s net assets at each measurement date. The fair value of each Investment Vehicle’s net assets is determined by the waterfall distribution calculations specified in the relevant governing agreements. The inputs into the waterfall distribution calculations include the fair values of the land development and homebuilding projects and working capital held by the Investment Vehicles. The fair values of the land development and homebuilding projects are based on appraisals prepared by external third-party valuators or on internal valuations using comparable methodologies and assumptions. THPAS Development JV-2 LLC is measured at cost under the equity method and not recorded at fair value as the entity itself is not considered to be an investment entity.

The residential real estate development business involves significant risks that could adversely affect the fair value of Tricon's investments in for-sale housing, especially in times of economic uncertainty. Quantitative information about fair value measurements of the investments uses the following significant unobservable inputs (Level 3):

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

		December 31, 2022		December 31, 2021
Valuation technique(s)	Significant unobservable input	Range of inputs	Weighted average of inputs	Range of inputs	Weighted average of inputs	Other inputs and key information

Net asset value, determined using discounted cash flow Waterfall distribution model	a) Discount rate (1) b) Future cash flow c) Appraised value	8.0 - 20.0%	17.7%	8.0 - 20.0%	16.6%	Entitlement risk, sales risk and construction risk are taken into account in determining the discount rate.

Price per acre of land, timing of project funding requirements and distributions.

Estimated probability of default.
		1 - 10 years	7.2 years	1 - 9 years	6.1 years
(1) Generally, an increase in future cash flow will result in an increase in the fair value of debt instruments and fund equity investments. An increase in the discount rate will result in a decrease in the fair value of debt instruments and fund equity investments. The same percentage change in the discount rate will result in a greater change in fair value than the same absolute percentage change in future cash flow.

Sensitivity

For those investments valued using discounted cash flows, an increase of 2.5% in the discount rate results in a decrease in fair value of $9,445 and a decrease of 2.5% in the discount rate results in an increase in fair value of $10,629 (December 31, 2021 - ($10,647) and $11,935, respectively).

11.     FAIR VALUE ESTIMATION

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on this basis, unless otherwise noted.

Inputs to fair value measurement techniques are disaggregated into three hierarchical levels, which are based on the degree to which inputs to fair value measurement techniques are observable by market participants:

•Level 1 - Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

•Level 2 - Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the asset’s or liability’s anticipated life.

•Level 3 - Inputs are unobservable and reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs in determining the estimate.

Fair value measurements are adopted by the Company to calculate the carrying amounts of various assets and liabilities.

Acquisition costs, other than those related to financial instruments classified as FVTPL which are expensed as incurred, are capitalized to the carrying amount of the instrument and amortized using the effective interest method.

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The following table provides information about assets and liabilities measured at fair value on the balance sheet and categorized by level according to the significance of the inputs used in making the measurements:

	December 31, 2022			December 31, 2021
(in thousands of U.S. dollars)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Rental properties (Note 6)	$—	$—	$11,445,659	$—	$—	$7,978,396
Canadian development properties (Note 9)	—	—	136,413	—	—	133,250
Investments in U.S. residential developments (Note 10) (1)	—	—	130,270	—	—	143,153
Derivative financial instruments (Note 21)	—	10,358	—	—	363	—
	$—	$10,358	$11,712,342	$—	$363	$8,254,799
Liabilities
Derivative financial instruments (Note 21)	$—	$51,158	$—	$—	$230,305	$—
Limited partners' interests in single-family rental business	—	—	1,696,872	—	—	947,452
	$—	$51,158	$1,696,872	$—	$230,305	$947,452
(1) Excludes the Company's interest in THPAS Development JV-2 LLC, which is measured at cost under the equity method (Note 10).

There have been no transfers between levels for the year ended December 31, 2022.

Cash, restricted cash, amounts receivable, amounts payable and accrued liabilities, lease liabilities (included in other liabilities), resident security deposits and dividends payable are measured at amortized cost, which approximates fair value because they are short-term in nature.

12.    AMOUNTS PAYABLE AND ACCRUED LIABILITIES

Amounts payable and accrued liabilities consist of the following:

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021

Trade payables and accrued liabilities	$34,219	$43,488
Accrued property taxes	52,936	30,524
AIP liability (Note 31)	10,327	12,137
Income taxes payable	11,650	1,982
Interest payable	24,731	12,944
Deferred income	801	45
Current portion of lease obligations (Note 27)	3,609	1,834
Total amounts payable and accrued liabilities	$138,273	$102,954

13.     GOODWILL

The goodwill recorded in the consolidated financial statements relates to the following groups of CGUs:

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021

Johnson	$219	$219
Single-Family Rental (1)	29,507	29,507
Total goodwill	$29,726	$29,726
(1) Relates to the Tricon wholly-owned portfolio.
The Company performed its annual goodwill impairment testing associated with its Single-Family Rental CGU on December 31, 2022 by comparing the recoverable amount of the underlying properties that form the Company's wholly-owned portfolio (Note 6) and its carrying value, including the associated deferred tax liability balance. The recoverable amount was determined based on the fair value less costs of disposal of the CGU. Based on the assessment of the underlying assumptions used in fair valuation at the CGU level (Note 6), management concluded

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

that there was no impairment of goodwill as at December 31, 2022, as the recoverable value of the CGU exceeded its carrying value.

14.    INCOME TAXES

(in thousands of U.S. dollars)
For the years ended December 31	2022	2021(1)
Income tax recovery - current	$33,959	$43,427
Income tax expense - deferred	(189,179)	(219,137)
Income tax expense from continuing operations	$(155,220)	$(175,710)

Income tax expense from discontinued operations - current	$(43,114)	$(46,502)
Income tax recovery from discontinued operations - deferred	40,482	40,818
Income tax expense from discontinued operations	$(2,632)	$(5,684)
(1) Certain comparative figures have been adjusted to conform with the current period presentation as a result of the reclassification of current- and prior-year period results of the U.S. multi-family rental investment as discontinued operations separate from the Company's continued operations in accordance with IFRS 5.

The tax on the Company’s income differs from the theoretical amount that would arise using the weighted average tax rate applicable to income of the consolidated entities as follows:

(in thousands of U.S. dollars)
For the years ended December 31	2022	2021(1)
Income before income taxes from continuing operations	$934,594	$635,067
Combined statutory federal and provincial income tax rate	26.50%	26.50%
Expected income tax expense	247,667	168,293
Non-taxable gains on investments	(1,739)	(2,606)
Non-taxable (gains) losses on derivative financial instruments	(38,058)	51,590
Foreign tax rate differential(2)	(52,151)	(40,431)
Other, including permanent differences(3)	(499)	(1,136)
Income tax expense from continuing operations	$155,220	$175,710
(1) Certain comparative figures have been adjusted to conform with the current period presentation as a result of the reclassification of current- and prior-year period results of the U.S. multi-family rental investment as discontinued operations separate from the Company's continued operations in accordance with IFRS 5.
(2) The Company’s single-family rental business is subject to the U.S. ordinary income tax rate of 21%, resulting in a reduction in Tricon’s effective tax rate from the Canadian combined statutory income tax rate of 26.5%.
(3) Other permanent differences are comprised of non-deductible share compensation, non-deductible debentures discount amortization and non-deductible interest expense.

The expected realization of deferred income tax assets and deferred income tax liabilities is as follows:

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021
Deferred income tax assets
Deferred income tax assets to be recovered after more than 12 months	$75,062	$96,945
Deferred income tax assets to be recovered within 12 months	—	—
Total deferred income tax assets	$75,062	$96,945

Deferred income tax liabilities
Deferred income tax liabilities reversing after more than 12 months	$591,713	$461,689
Deferred income tax liabilities reversing within 12 months	—	—
Total deferred income tax liabilities	$591,713	$461,689

Net deferred income tax liabilities	$516,651	$364,744

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The movement of the deferred income tax accounts was as follows:

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021
Change in net deferred income tax liabilities
Net deferred income tax liabilities, beginning of year	$364,744	$195,627
Charge to the statement of comprehensive income	148,697	178,319
Charge (credit) to equity	1,945	(9,173)
Other	1,265	(29)
Net deferred income tax liabilities, end of year	$516,651	$364,744
The tax effects of the significant components of temporary differences giving rise to the Company’s deferred income tax assets and liabilities were as follows:

(in thousands of U.S. dollars)	Investments	Long-term incentive plan accrual	Performance fees liability	Issuance costs	Net operating losses	Other	Total
Deferred income tax assets
At December 31, 2021	$10,731	$8,658	$10,681	$12,912	$46,997	$6,966	$96,945
Reversal	(10,731)	(649)	(1,590)	(4,189)	(3,071)	(1,653)	(21,883)
At December 31, 2022	$—	$8,009	$9,091	$8,723	$43,926	$5,313	$75,062

(in thousands of U.S. dollars)			Investments	Rental properties	Deferred placement fees	Other	Total
Deferred income tax liabilities
At December 31, 2021			$—	$461,062	$—	$627	$461,689
Addition / (Reversal)			1,505	128,658	488	(627)	130,024
At December 31, 2022			$1,505	$589,720	$488	$—	$591,713

The Company believes it will have sufficient future income to realize the deferred income tax assets.

15.     REVENUE FROM SINGLE-FAMILY RENTAL PROPERTIES

The components of the Company's revenue from single-family rental properties are as follows:

(in thousands of U.S. dollars)
For the years ended December 31	2022	2021

Base rent	$520,196	$363,510
Other revenue(1)(2)	39,840	24,371
Non-lease component	85,549	58,034
Total revenue from single-family rental properties(2)	$645,585	$445,915
(1) Other revenue includes revenue earned on ancillary services and amenities as well as lease administrative fees.
(2) The comparative period has been reclassified to conform with the current period presentation. Resident recoveries of $4,172, which were previously recorded as a reduction in direct operating expenses, have been reclassified to other revenue from single-family rental properties.

16.    REVENUE FROM PRIVATE FUNDS AND ADVISORY SERVICES

The components of the Company’s revenue from private funds and advisory services are described in the table below. Intercompany revenues and expenses between the Company and its subsidiaries, such as property management fees, are eliminated upon consolidation. Under certain arrangements, asset-based fees that are earned from third-party investors in Tricon's subsidiary entities are billed directly to those investors and are therefore

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

not recognized in the accounts of the applicable subsidiary. These amounts are included in the asset management fees revenue recognized in the statements of comprehensive income.

(in thousands of U.S. dollars)
For the years ended December 31	2022	2021

Asset management fees	$12,431	$12,719
Performance fees(1)	110,330	8,909
Development fees	26,826	24,418
Property management fees	10,501	4,647
Total revenue from private funds and advisory services	$160,088	$50,693
(1) The Company recognized performance fee income of $99,865 from the sale of Tricon's remaining equity interests in its U.S. multi-family rental portfolio (Note 5).

17.    OTHER INCOME

Other income is comprised of the following:

(in thousands of U.S. dollars)
For the years ended December 31	2022	2021

Gain on sale - Bryson MPC Holdings LLC(1)	$5,060	$—
The Shops of Summerhill commercial rental	2,212	1,327
Income from Bryson - pre-sale	2,753	3,459
Insurance recoveries	861	—
Total other income	$10,886	$4,786

(1) Following the Company's designation of Bryson MPC Holdings LLC ("Bryson") as assets held for sale as at June 30, 2022, the Company completed the sale of its 100% interest in Bryson to THPAS Development JV-2 LLC ("THPAS JV-2") on September 1, 2022. The Company recorded a gain of $5,060 from the sale, as described below, and no transaction costs were incurred by the Company as part of the sale.

(in thousands of U.S. dollars)	Bryson MPC Holdings LLC sale
Assets held for sale	$21,591
Liabilities held for sale	(12,850)
Net assets held for sale	8,741
Proceeds from sale(i)	13,801
Gain on sale	$5,060
(i) Cash consideration of $11,041 was received by the Company and non-cash consideration of $2,760 was retained by the Company, reflecting an in-kind contribution in respect of its ownership interest in THPAS JV-2.

18.    AMOUNTS RECEIVABLE

Amounts receivable consist of rent receivables, trade receivables, income tax recoverable and other receivables.

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021

Rent receivables	$3,581	$4,510
Trade receivables	2,975	4,818
Income tax recoverable	4,138	2,771
Other receivables(1)	14,290	29,483
Total amounts receivable	$24,984	$41,582
(1) Other receivables are comprised of amounts due from affiliates and various amounts recoverable from third parties.

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

19.    DEBT

The following table presents a summary of the Company's outstanding debt as at December 31, 2022:

		December 31, 2022
(in thousands of U.S. dollars)	Maturity dates	Coupon/stated interest rates	Interest rate floor	Interest rate cap	Effective interest rates(1)	Extension options(2)	Total facility	Outstanding balance
Term loan(3),(4)	October 2023	SOFR+2.30%	0.50% SOFR	5.50% SOFR	4.21%	One year	$220,499	$220,499
Securitization debt 2017-2 (3)	January 2024	3.68%	N/A	N/A	3.68%	N/A	345,620	345,620
Warehouse credit facility 2022(5)	January 2024	SOFR+1.85%	0.15% SOFR	3.25% SOFR	3.72%	One year	50,000	—
Securitization debt 2018-1 (3)	May 2025	3.96%	N/A	N/A	3.96%	N/A	302,699	302,699
Securitization debt 2020-2(3)	November 2027	1.94%	N/A	N/A	1.94%	N/A	425,720	425,720
Single-family rental wholly-owned properties borrowings							1,344,538	1,294,538
SFR JV-1 securitization debt 2019-1(3)	March 2026	3.12%	N/A	N/A	3.12%	N/A	332,263	332,263
SFR JV-1 securitization debt 2020-1(3)	July 2026	2.43%	N/A	N/A	2.43%	N/A	552,882	552,882
SFR JV-1 securitization debt 2021-1(3)	July 2026	2.57%	N/A	N/A	2.57%	N/A	682,956	682,956
Single-family rental JV-1 properties borrowings							1,568,101	1,568,101
SFR JV-2 subscription facility(6)	July 2023	SOFR+2.00%	0.15% SOFR	N/A	3.88%	One year	410,000	409,000
SFR JV-2 warehouse credit facility(7)	July 2024	SOFR+1.99%	0.10% SOFR	3.25% SOFR	3.87%	One year	700,000	392,551
SFR JV-2 term loan(3),(8)	October 2025	SOFR+2.10%	0.50% SOFR	4.55% SOFR	5.98%	Two one years	500,000	390,671
SFR JV-2 securitization debt 2022-1(3),(9)	April 2027	4.32%	N/A	N/A	4.32%	N/A	530,387	530,387
SFR JV-2 securitization debt 2022-2(3),(10)	July 2028	5.47%	N/A	N/A	5.47%	N/A	347,772	347,772
SFR JV-2 delayed draw term loan(3),(11)	September 2028	5.39%	N/A	N/A	5.39%	N/A	200,000	194,685
Single-family rental JV-2 properties borrowings							2,688,159	2,265,066
SFR JV-HD subscription facility(12)	May 2023	SOFR+2.00%	0.15% SOFR	N/A	3.88%	One year	130,000	127,000
SFR JV-HD warehouse credit facility(13)	May 2024	SOFR+2.00%	0.15% SOFR	2.60% SOFR	3.81%	One year	490,000	489,720
Single-family rental JV-HD properties borrowings							620,000	616,720
Single-family rental properties borrowings					3.73%		6,220,798	5,744,425
The Shops of Summerhill mortgage(14)	October 2025	5.58%	N/A	N/A	5.58%	N/A	16,063	16,063
Construction facility(15)	June 2026	Prime+1.25%	N/A	N/A	4.12%	One year	169,809	5,032
Canadian development properties borrowings					5.23%		185,872	21,095
Corporate office mortgages	November 2024	4.25%	N/A	N/A	4.30%	N/A	12,717	12,717
Corporate credit facility(16),(17)	June 2025	SOFR+3.10%	N/A	N/A	4.60%	N/A	500,000	—
Corporate borrowings					4.30%		512,717	12,717
								$5,778,237
Transaction costs (net of amortization)								(49,404)
Debt discount (net of amortization)								(649)
Total debt					3.73%		$6,919,387	$5,728,184

Current portion of long-term debt(2)								$757,135
Long-term debt								$4,971,049

Fixed-rate debt - principal value					3.43%			$3,743,764
Floating-rate debt - principal value					4.30%			$2,034,473
(1) The effective interest rate is determined using the ending consolidated debt balances as at December 31, 2022 and the average of the applicable reference rates for the year ended December 31, 2022. The effective interest rate using the average debt balances and the average of the applicable reference rates for the year ended December 31, 2022 is 3.49%.
(2) The Company has the ability to extend the maturity of the loans where an extension option exists and intends to exercise such options wherever available. The current portion of long-term debt reflects the balance after the Company's extension options have been exercised.

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

(3) The term loan and securitization debt are secured, directly and indirectly, by approximately 27,100 single-family rental homes.
(4) On August 24, 2022, the Company amended the terms of its existing term loan facility. The maturity date of the term loan was extended from October 24, 2022 to October 24, 2023, with the option to extend for another year, subject to lender approval. The reference rate was transitioned from London Inter-Bank Offered Rate (“LIBOR”) to SOFR and the interest rate cap increased from 2.50% LIBOR to 5.50% SOFR. The amendment resulted in a loss on debt modification of $6,816 recognized in the consolidated statements of comprehensive income.
(5) On January 26, 2022, the Company entered into a new warehouse credit facility agreement with a commitment value of $50,000 and a one-year extension option. The Company has not drawn on this facility as at December 31, 2022.
(6) On March 9, 2022, SFR JV-2 amended the subscription facility agreement to increase the commitment value to $500,000 and transition to SOFR as the reference rate. The maturity date and extension option of the facility remained unchanged. On December 20, 2022, the commitment value of this facility was amended to $410,000.
(7) On March 8, 2022, SFR JV-2 amended the warehouse facility agreement to increase the commitment value to $700,000, transition to SOFR as the reference rate and lower the interest rate floor to 0.10% of SOFR. The maturity date and extension option of the facility remained unchanged.
(8) On October 7, 2022, SFR JV-2 entered into a new term loan facility with a total commitment of $500,000, a term to maturity of three years and two one-year extension options, subject to lender approval. The loan carries a floating interest rate of one-month SOFR plus 2.10% (subject to a SOFR cap of 4.55%) and is secured initially by a pool of 1,962 single-family rental properties. The initial loan proceeds were primarily used to pay down existing short-term SFR JV-2 debt and to fund the acquisition of rental homes.
(9) On April 7, 2022, SFR JV-2 closed a new securitization transaction involving the issuance and sale of six classes of fixed-rate pass-through certificates with a face amount of $530,387, a weighted average coupon of 4.32% (including servicing fees) and a term to maturity of five years, secured indirectly by a pool of 2,484 single-family rental homes. The transaction proceeds were used to refinance existing short-term SFR JV-2 debt and net proceeds of $29,900 were returned to SFR JV-2 to fund future acquisitions of rental properties.
(10) On July 7, 2022, SFR JV-2 closed a new securitization transaction involving the issuance and sale of five classes of fixed-rate pass-through certificates with a face amount of $348,044, a weighted average fixed-rate coupon of 5.47% (including servicing fees) and a term to maturity of six years, secured indirectly by a pool of 1,684 single-family rental homes. The transaction proceeds were primarily used to pay down existing short-term SFR JV-2 debt.
(11) On September 1, 2022, SFR JV-2 entered into a new delayed draw term loan facility with a total commitment value of $200,000, a term to maturity of five years and a fixed rate of 5.39%. The initial loan proceeds were used to refinance existing short-term SFR JV-2 debt and to fund acquisitions of rental properties.
(12) On March 23, 2022, SFR JV-HD amended the subscription facility agreement to increase the commitment value to $150,000 and transition to Term Secured Overnight Financing Rate ("SOFR") as the reference rate. The maturity date and extension option of the facility remained unchanged. On December 20, 2022, the commitment value of this facility was amended to $130,000.
(13) On October 3, 2022, SFR JV-HD amended its warehouse facility agreement to increase the maximum loan commitment to $490,000 and transition to SOFR as the reference rate. The maturity date and extension option of the facility remained unchanged.
(14) On October 27, 2022, the Company refinanced The Shops of Summerhill mortgage by entering into a new facility with a total commitment of $16,000 (C$21,800) and a term to maturity of three years. The loan carries a fixed interest rate of 5.58% and is secured by The Shops of Summerhill. The Company used the loan proceeds to pay off the existing facility and repatriated $5,100 (C$6,800) of excess proceeds.
(15) The construction facility is secured by the land under development at The James (Scrivener Square). During the year ended December 31, 2022, the Company made the first draw on the facility and amended the maturity date to June 30, 2026. The extension option of the facility remained unchanged.
(16) The Company has provided a general security agreement creating a first priority security interest on the assets of the Company, excluding, among other things, single-family rental homes, multi-family rental properties and interests in for-sale housing. On August 22, 2022, the Company amended the corporate credit facility agreement to extend the maturity date to June 30, 2025 and transition to SOFR as the reference rate. As part of the corporate credit facility, the Company designated $35,000 to issue letters of credit as security against contingent obligations related to its Canadian multi-family developments. As at December 31, 2022, the letters of credit outstanding totaled $4,932 (C$6,680).
(17) On December 9, 2022, the Company amended the corporate credit facility agreement to incorporate ESG targets and convert it to a Sustainability-linked Loan. The applicable margin on the facility is subject to a sustainability pricing adjustment, which can increase or decrease by up to 5 bps per annum, depending on the Company's performance on the sustainability performance benchmarks.

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

		December 31, 2021
(in thousands of U.S. dollars)	Maturity dates	Coupon/stated interest rates	Interest rate floor	Interest rate cap	Effective interest rates	Extension options	Total facility	Outstanding balance

Term loan	October 2022	LIBOR+2.00%	0.50% LIBOR	2.50% LIBOR	2.50%	N/A	$220,197	$220,197
Securitization debt 2017-2	January 2024	3.67%	N/A	N/A	3.67%	N/A	358,602	358,602
Securitization debt 2018-1	May 2025	3.96%	N/A	N/A	3.96%	N/A	311,479	311,479
Securitization debt 2020-2	November 2027	1.94%	N/A	N/A	1.94%	N/A	438,251	438,251
Single-family rental wholly-owned properties borrowings							1,328,529	1,328,529
SFR JV-1 securitization debt 2019-1	March 2026	3.12%	N/A	N/A	3.12%	N/A	332,764	332,764
SFR JV-1 securitization debt 2020-1	July 2026	2.43%	N/A	N/A	2.43%	N/A	552,882	552,882
SFR JV-1 securitization debt 2021-1	July 2026	2.57%	N/A	N/A	2.57%	N/A	683,567	683,567
Single-family rental JV-1 properties borrowings							1,569,213	1,569,213
SFR JV-2 subscription facility	July 2023	LIBOR+1.90%	0.15% LIBOR	N/A	2.05%	one year	400,000	350,000
SFR JV-2 warehouse credit facility	July 2024	LIBOR+1.90%	0.15% LIBOR	3.25% LIBOR	2.05%	one year	600,000	492,103
Single-family rental JV-2 properties borrowings							1,000,000	842,103
SFR JV-HD subscription facility	May 2023	LIBOR+1.90%	0.15% LIBOR	N/A	2.05%	one year	100,000	100,000
SFR JV-HD warehouse credit facility	May 2024	LIBOR+1.90%	0.15% LIBOR	2.60% LIBOR	2.05%	one year	375,000	66,637
Single-family rental JV-HD properties borrowings							475,000	166,637
Single-family rental properties borrowings					2.60%		4,372,742	3,906,482
Land loan	July 2022	Prime+1.25%	3.70%	N/A	3.82%	N/A	22,086	22,086
The Shops of Summerhill mortgage	September 2022	3.67%	N/A	N/A	3.67%	N/A	12,121	12,121
Construction facility	TBD	Prime+1.25%	N/A	N/A	TBD	one year	181,424	—
Canadian development properties borrowings					3.77%		215,631	34,207

Corporate credit facility	June 2024	LIBOR+2.75%	N/A	N/A	3.34%	N/A	500,000	—
Corporate office mortgages	November 2024	4.25%	N/A	N/A	4.30%	N/A	13,962	13,962
Corporate borrowings					4.30%		513,962	13,962
								$3,954,651
Transaction costs (net of amortization)								(36,123)
Debt discount (net of amortization)								(1,095)
Total debt					2.62%		$5,102,335	$3,917,433

Current portion of long-term debt								$254,805
Long-term debt								$3,662,628

Fixed-rate debt - principal value					2.83%			$2,703,628
Floating-rate debt - principal value					2.16%			$1,251,023

The Company was in compliance with the covenants and other undertakings outlined in all loan agreements.

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The scheduled principal repayments and debt maturities are as follows, reflecting the maturity dates after all extensions have been exercised:

(in thousands of U.S. dollars)	Single-family rental borrowings	Canadian development properties borrowings	Corporate borrowings	Total

2023	$756,499	$221	$415	$757,135
2024	345,620	228	12,302	358,150
2025	1,575,641	15,614	—	1,591,255
2026	1,568,101	5,032	—	1,573,133
2027	956,107	—	—	956,107
2028 and thereafter	542,457	—	—	542,457
	5,744,425	21,095	12,717	5,778,237
Transaction costs (net of amortization)				(49,404)
Debt discount (net of amortization)				(649)
Total debt				$5,728,184

Fair value of debt

The table below presents the fair value and the carrying value (net of unamortized deferred financing fees and debt discount) of the fixed-rate loans as at December 31, 2022.

	December 31, 2022
(in thousands of U.S. dollars)	Fair value	Carrying value

Securitization debt 2017-2	$339,599	$345,311
Securitization debt 2018-1	292,342	302,359
Securitization debt 2020-2	363,805	420,274
SFR JV-1 securitization debt 2019-1	309,765	328,196
SFR JV-1 securitization debt 2020-1	501,454	546,713
SFR JV-1 securitization debt 2021-1	599,326	674,919
SFR JV-2 securitization debt 2022-1	491,334	522,934
SFR JV-2 securitization debt 2022-2	338,427	342,069
SFR JV-2 delayed draw term loan	185,965	193,126
The Shops of Summerhill mortgage	15,944	15,973
Corporate office mortgages	12,240	12,717
Total	$3,450,201	$3,704,591

The carrying value of variable term loans approximates their fair value, since their variable interest terms are indicative of prevailing market prices.

20.    DUE TO AFFILIATE

On August 26, 2020, Tricon and its affiliate, Tricon PIPE LLC (the “Affiliate” or “LLC”) entered into subscription agreements with each investor in a syndicate of investors (the “Investors”), pursuant to which the Investors subscribed for Preferred Units of the Affiliate (the “Preferred Units”) for an aggregate subscription price of $300,000 (the “Transaction”). The Transaction was completed on September 3, 2020, on which date the Company and the Affiliate entered into various agreements with the Investors in connection with the Transaction (together with the subscription agreements, the “Transaction Documents”).

Transaction – between Tricon and Investors

Pursuant to the Transaction Documents, holders of Preferred Units have the right to exchange the Preferred Units into common shares of the Company at any time at the option of the holder (the “Exchange Right”) at an initial exchange price of $8.50 (C$11.18 as of August 26, 2020) per common share, as may be adjusted from time to time

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

in accordance with the terms of the Transaction Documents (the “Exchange Price”), subject to shareholder approval, where applicable. Holders of Preferred Units are also entitled to receive a cash dividend equal to 5.75% of the Liquidation Preference of the Preferred Units (as defined in the Transaction Documents), per annum, calculated and payable quarterly for the first seven years following closing of the Transaction (“Closing”), with a prescribed annual increase to the dividend rate of 1% per year thereafter, up to a maximum rate of 9.75% per year.

The Affiliate has the right to force the exchange (the “Forced Exchange Right”) of the outstanding Preferred Units beginning after the fourth anniversary of Closing, provided the 20-day volume-weighted average price of Tricon’s shares exceeds 135% of the Exchange Price (reducing to 115% following the fifth anniversary of Closing). These exchange rights are classified as a derivative financial instrument (Note 21). The Affiliate also has the right to redeem the Preferred Units (“Redemption Right”) at any time following the fifth anniversary of Closing for cash equal to 105% of the Liquidation Preference of the Preferred Units (as defined in the Transaction Documents).

During the year ended December 31, 2022, 4,675 preferred units were exchanged for 554,832 common shares of the Company at $8.50 per share. The exchange reduced the Affiliate's preferred unit liability and the Company's associated promissory note owed to the Affiliate by $4,675. As at December 31, 2022, the Affiliate has a preferred unit liability of $295,325 (2021 - $300,000) and a promissory note receivable from Tricon of $295,325 (2021 - $300,000).

Promissory note – between Tricon entities

In connection with the Transaction, the Company borrowed the subscription proceeds of $300,000 from the Affiliate. This indebtedness, which is evidenced by a promissory note (the “Promissory Note” or “Due to Affiliate”), has a maturity of September 3, 2032 (permitting prepayment at any time pursuant to its terms) and bears interest at a rate of 5.75% per annum, calculated and payable quarterly for the first seven years following Closing with increases thereafter matching the applicable increases of the dividend rate applicable to the Preferred Units, described above.

The Promissory Note contains mandatory prepayment provisions (“Mandatory Prepayment”) applicable in connection with certain provisions of the Transaction Documents requiring the redemption of all or a portion of the outstanding Preferred Units. This Mandatory Prepayment is a derivative, which incorporates assumptions in respect of the Exchange Right, Forced Exchange Right and Redemption Right, and is measured separately from the Promissory Note and classified as a derivative financial instrument (Note 21).

The Promissory Note payable to Tricon PIPE LLC is initially measured at fair value, less transaction costs, and subsequently measured at amortized cost using the effective interest rate method. During the year ended December 31, 2022, the Company recorded interest expense of $22,159 (2021 - $21,965), including accretion expense of $5,137 (2021 - $4,715) with respect to the amortization of transaction costs and the discount.

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021

Principal amount outstanding	$295,325	$300,000
Less: Discount and transaction costs (net of amortization)	(38,501)	(43,638)
Due to Affiliate	$256,824	$256,362

The fair value of the Promissory Note was $225,314 as of December 31, 2022 (2021 - $283,150). The difference between the amortized cost and the implied fair value is a result of the difference between the effective interest rate and the market interest rate for debt with similar terms.

Structured entity – Tricon PIPE LLC (the “Affiliate”)

Tricon PIPE LLC (the “Affiliate” or “LLC”) was incorporated on August 7, 2020 for the purpose of raising third-party capital through the issuance of preferred units for an aggregate amount of $300,000. The Company has a 100% voting interest in this Affiliate; however, the Company does not consolidate this structured entity, as discussed in Note 3.

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

As of December 31, 2022, the LLC has a preferred unit liability of $295,325 (2021 - $300,000) and a Promissory Note receivable of $295,325 (2021 - $300,000). During the year ended December 31, 2022, the Affiliate earned interest income of $17,022 (2021 - $17,250) from the Company and recognized dividends declared of $17,022 (2021 - $17,250).

The Company’s obligation with respect to its involvement with the structured entity is equal to the cash flows under the Promissory Note payable. The Company has not recognized any income or losses in connection with its interest in this unconsolidated structured entity in the year ended December 31, 2022 (2021 - nil).

21.    DERIVATIVE FINANCIAL INSTRUMENTS

The Promissory Note contains the Mandatory Prepayment that is intermingled with other options pursuant to the Transaction, as exercising the Mandatory Prepayment effectively terminates the other options. Although the Exchange Right and Redemption Right exist at the Affiliate level, the Affiliate is unable to issue the common shares of the Company upon exercise of one or all of the rights by either party. As a result, such options, in essence, were deemed to be written by the Company and are treated as a single combined financial derivative instrument for valuation purposes in accordance with IFRS 9. The option pricing model for the derivative uses market-based inputs, including the spot price of the underlying equity, implied volatility of the equity and USD/CAD foreign exchange rates, risk-free rates from the U.S. dollar swap curves and dividend yields related to the underlying equity. The valuation of the derivative assumes a 9.75-year expected life of the investment horizon of the unitholders.

Quantitative information about fair value measurements (Level 2) using significant observable inputs other than quoted prices included in Level 1 is as follows:

Due to Affiliate	December 31, 2022	December 31, 2021
Risk-free rate (1)	4.46%	1.25%
Implied volatility (2)	36.53%	25.32%
Dividend yield (3)	3.01%	1.52%
(1) Risk-free rates were from the U.S. dollar swap curves matching the expected maturity of the Due to Affiliate.
(2) Implied volatility was computed from the trading volatility of the Company's stock over a comparable term to maturity and the volatility of USD/CAD exchange rates.
(3) Dividend yields were from the forecast dividend yields matching the expected maturity of the Due to Affiliate.

The Company also has other types of derivative financial instruments that consist of interest rate caps on the Company’s floating-rate debt and are classified and measured at FVTPL. Interest rate caps are valued using model calibration. Inputs to the valuation model are determined from observable market data wherever possible, including market volatility and interest rates.

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The values attributed to the derivative financial instruments are shown below:

	Conversion/redemption options(1)	Exchange/prepayment options	Interest rate caps	Total
(in thousands of U.S. dollars)

For the year ended December 31, 2022
Derivative financial (liabilities) assets, beginning of year	$—	$(230,305)	$363	$(229,942)
Derivative financial instruments exchanged into common shares of the Company	—	3,299	—	3,299
Addition of interest rate caps	—	—	1,034	1,034
Fair value gain	—	175,848	8,961	184,809
Derivative financial instruments - end of year(2)	$—	$(51,158)	$10,358	$(40,800)

For the year ended December 31, 2021
Derivative financial assets (liabilities), beginning of year	$841	$(45,494)	$—	$(44,653)
Derivative financial instruments converted into common shares of the Company	34,398	—	—	34,398
Addition of interest rate caps	—	—	490	490
Fair value loss	(35,239)	(184,811)	(127)	(220,177)
Derivative financial instruments - end of year	$—	$(230,305)	$363	$(229,942)
(1) The conversion/redemption options represented features of the Company's convertible debentures which were redeemed in full on September 9, 2021.
(2) As at December 31, 2022, the interest rate caps are presented as an asset of $10,358 and the exchange and prepayment features related to Due to Affiliate are presented as a liability of $51,158.

For the year ended December 31, 2022, there was a fair value gain on the Due to Affiliate of $175,848 (2021 - fair value loss of $184,811). The fair value gain on the derivatives was primarily driven by a decrease in Tricon's share price, on a USD-converted basis, which served to decrease the probability of exchange of the preferred units of Tricon PIPE LLC into Tricon common shares.

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

22.    INTEREST EXPENSE

Interest expense is comprised of the following:

(in thousands of U.S. dollars)
For the years ended December 31	2022	2021

Term loan(1)	$6,729	$7,638
Securitization debt 2017-2	13,080	13,338
Warehouse credit facility 2022	226	—
Securitization debt 2018-1	12,252	12,428
Securitization debt 2020-2	8,478	8,589
Securitization debt 2017-1(2)	—	13,807
Warehouse credit facility(2)	—	525
Term loan 2(2)	—	1,191
SFR JV-1 securitization debt 2019-1	10,439	10,377
SFR JV-1 securitization debt 2020-1	13,540	13,465
SFR JV-1 securitization debt 2021-1	17,659	2,548
SFR JV-1 subscription facility(2)	—	1,112
SFR JV-1 warehouse credit facility(2)	—	10,553
SFR JV-2 subscription facility	15,517	2,569
SFR JV-2 warehouse credit facility	20,221	2,179
SFR JV-2 term loan	4,929	—
SFR JV-2 securitization debt 2022-1	16,868	—
SFR JV-2 securitization debt 2022-2	9,284	—
SFR JV-2 delayed draw term loan	3,431	—
SFR JV-HD subscription facility	4,498	884
SFR JV-HD warehouse credit facility	13,165	1,009
Single-family rental interest expense	170,316	102,212

The Shops of Summerhill mortgage	531	457
Canadian development properties interest expense(3)	531	457

Corporate office mortgages	460	468
Corporate credit facility	6,319	3,990
Corporate interest expense	6,779	4,458

Amortization of financing costs	13,367	9,283
Amortization of debt discounts	4,749	6,320
Debentures interest(4)	—	6,732
Interest on Due to Affiliate	17,022	17,250
Interest on lease obligation	1,168	968
Total interest expense	$213,932	$147,680
(1) For the year ended December 31, 2022, interest expense on the term loan includes $1,711 of non-cash impact related to the modification described in Note 19.
(2) These facilities were fully repaid in 2021.
(3) Canadian development properties capitalized $445 of interest for the year ended December 31, 2022 (2021 - $1,567).
(4) The outstanding balance of the convertible debentures was redeemed in full on September 9, 2021 and $3,497 was recognized as a loss on debt extinguishment for the year ended December 31, 2021.

23.    DIRECT OPERATING EXPENSES

The Company's expenses are comprised of direct operating expenses for rental properties, compensation, general and administration, interest and depreciation and amortization. Direct operating expenses for rental properties include all attributable expenses incurred at the property level.

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The following table lists details of the direct operating expenses for rental properties by type.

(in thousands of U.S. dollars)
For the years ended December 31	2022	2021

Property taxes	$100,122	$66,493
Repairs and maintenance	29,006	22,252
Turnover(1)	7,829	9,926
Property management expenses	41,404	29,247
Property insurance	7,544	6,081
Marketing and leasing	2,554	1,747
Homeowners' association (HOA) costs	9,933	6,169
Other direct expense(2)	10,697	8,025
Direct operating expenses(1)	$209,089	$149,940
(1) The comparative period has been reclassified to conform with the current period presentation. Resident recoveries of $4,172 previously recorded as a reduction in turnover expenses have been reclassified to revenue from single-family rental properties. This presentation alignment did not result in any changes to the net operating income.
(2) Other direct expense includes property utilities and other property operating costs.
24.    INTANGIBLE ASSETS

The intangible assets are as follows:

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021

Placement fees	$2,189	$2,814
Customer relationship intangible	2,187	2,701
Contractual development fees	2,717	3,809
Intangible assets	$7,093	$9,324

Intangible assets represent future management fees, development fees and commissions that Tricon expects to receive over the life of the assets and Investment Vehicles that the Company manages. They are amortized over the estimated periods that the Company expects to collect these fees, which range from 2 to 13 years. Amortization expense for the year ended December 31, 2022 was $2,231 (2021 - $3,039).

(in thousands of U.S. dollars)
For the year ended December 31, 2022	Opening	Additions	Amortization expense	Translation adjustment	Ending

Placement fees	$2,814	$—	$(625)	$—	$2,189
Customer relationship intangible	2,701	—	(514)	—	2,187
Contractual development fees	3,809	—	(1,092)	—	2,717
Intangible assets	$9,324	$—	$(2,231)	$—	$7,093

(in thousands of U.S. dollars)
For the year ended December 31, 2021	Opening	Additions	Amortization expense	Translation adjustment	Ending

Placement fees	$3,764	$—	$(950)	$—	$2,814
Customer relationship intangible	3,215	—	(514)	—	2,701
Contractual development fees	5,384	—	(1,575)	—	3,809
Intangible assets	$12,363	$—	$(3,039)	$—	$9,324

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

25.    OTHER ASSETS

The other assets are as follows:

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021

Building	$32,912	$31,710
Furniture, computer and office equipment	20,527	14,646
Right-of-use assets	28,750	28,269
Leasehold improvements	10,156	8,249
Property-related systems software	1,101	1,230
Vehicles and other	3,406	645
Other assets	$96,852	$84,749

(in thousands of U.S. dollars)
For the year ended December 31, 2022	Opening	Additions (Dispositions) (1)	Depreciation expense	Translation adjustment	Ending

Building	$31,710	$4,126	$(718)	$(2,206)	$32,912
Furniture, computer and office equipment	14,646	13,215	(6,779)	(555)	20,527
Right-of-use assets (2)(3)	28,269	4,944	(4,463)	—	28,750
Leasehold improvements	8,249	3,090	(1,183)	—	10,156
Property-related systems software	1,230	—	(129)	—	1,101
Vehicles and other	645	2,866	(105)	—	3,406
Other assets	$84,749	$28,241	$(13,377)	$(2,761)	$96,852
(1) For the year ended December 31, 2022, additions are presented net of dispositions totaling $315.
(2) Right-of-use assets include leased space in office buildings with a carrying value of $23,200 and maintenance vehicles with a carrying value of $5,368. The remaining balance of right-of use assets relates to office equipment.
(3) On December 20, 2022, the Company entered into an amendment to lease an additional 16,636 square feet of office space at the existing office location in Tustin, California. The commencement date is the later of July 1, 2023, or 240 days after the landlord's completion of base building work to the expansion premises. The Company will recognize the right-of-use asset and the corresponding lease obligation on commencement of the lease term.

(in thousands of U.S. dollars)
For the year ended December 31, 2021	Opening	Additions	Depreciation expense	Translation adjustment	Ending

Building	$30,602	$1,527	$(541)	$122	$31,710
Furniture, computer and office equipment	8,015	10,579	(3,933)	(15)	14,646
Right-of-use assets (1)	6,018	25,836	(3,585)	—	28,269
Leasehold improvements(2)	1,251	7,821	(823)	—	8,249
Property-related systems software	1,478	(119)	(129)	—	1,230
Vehicles	626	104	(85)	—	645
Other assets	$47,990	$45,748	$(9,096)	$107	$84,749
(1) Right-of-use assets include leased space in office buildings with a carrying value of $23,643 and maintenance vehicles with a carrying value of $4,488. The remaining balance of right-of use assets relates to office equipment.
(2) On May 1, 2021, the Company entered into an agreement to lease office space in Tustin, California for its own use as its property management headquarters. The lease agreement covers the entire office portion of the property (approximately 78,000 square feet) and has an initial term of 11.5 years with two five-year renewal options. The right-of-use asset and the corresponding lease obligation were initially recognized at $21,638 on May 1, 2021 (Note 27). The right-of-use asset and leasehold improvements are amortized over the life of the lease agreement of 11.5 years.

Depreciation expense for the year ended December 31, 2022 was $13,377 (2021 - $9,096).

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

26.    LIMITED PARTNERS' INTERESTS IN SINGLE-FAMILY RENTAL BUSINESS

Third-party ownership interests in single-family joint ventures are in the form of limited partnership interests which are classified as liabilities under the provisions of IAS 32. Limited partners' interests in single-family rental business represent a 67% interest in the net assets of the underlying joint ventures.

The following table presents the changes in the limited partners' interests in single-family rental business balance for the years ended December 31, 2022 and December 31, 2021.

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021

Balance, beginning of year	$947,452	$356,305
Contributions	489,387	479,142
Distributions	(37,348)	(73,916)
Net change in fair value of limited partners’ interests in single-family rental business	297,381	185,921
Balance, end of year	$1,696,872	$947,452

The net change in fair value of limited partners' interests in single-family rental business of $297,381 for the year ended December 31, 2022 (2021 - $185,921) represents only unrealized fair value changes driven by increases in the net assets of SFR JV-1, SFR JV-HD and SFR JV-2 and is linked to fair value changes of the rental properties. If the fair value of rental properties increased or decreased by 2.0%, the impact on the limited partners' interests in single-family rental business at December 31, 2022 would be $92,956 and ($92,956), respectively (December 31, 2021 - $51,475 and ($51,475)).

27.    OTHER LIABILITIES

The Company has multiple office leases, maintenance vehicle leases and office equipment leases. Tricon has 16 leases for office space with fixed lease terms ranging from one to ten years remaining, along with 262 maintenance vehicles under five-year leases in connection with its property management operations.

The carrying value of the Company's lease obligations is as follows:

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021

Balance, beginning of year	$30,792	$6,403
Addition of lease obligation(1)	4,619	25,887
Interest expense	1,303	968
Cash payments	(3,070)	(2,466)
Balance, end of year	$33,644	$30,792

Current portion of lease obligations (Note 12)	$3,609	$1,834
Non-current portion of lease obligations	$30,035	$28,958
(1) The additions included $2,681 from new office leases, which commenced during the year ended December 31, 2022 (2021 - $21,638).

As at December 31, 2022, the carrying value of the Company's lease obligations was $33,644 (December 31, 2021 - $30,792) and the carrying value of the right-of-use assets was $28,750 (December 31, 2021 - $28,269). During the year ended December 31, 2022, the Company incurred depreciation expense of $4,463 (2021 - $3,585) on the right-of-use assets.

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The present value of the minimum lease payments required for the leases over the next five years and thereafter is as follows:

(in thousands of U.S. dollars)
2023	5,267
2024	5,363
2025	5,037
2026	4,707
2027	3,939
2028 and thereafter	15,534
Minimum lease payments obligation	39,847
Imputed interest included in minimum lease payments	(6,203)
Lease obligations	$33,644

The current portion of lease obligations is included in amounts payable and accrued liabilities, and the non-current portion of lease obligations is classified as other liabilities.

28.    DIVIDENDS

(in thousands of U.S. dollars, except per share amounts)
Date of declaration	Record date	Payment date	Common shares issued	Dividend amount per share(1)	Total dividend amount(1)	Dividend reinvestment plan ("DRIP")(2)

March 1, 2022	March 31, 2022	April 18, 2022	273,584,673	$0.058	$15,868	$984
May 10, 2022	June 30, 2022	July 15, 2022	273,653,385	0.058	15,872	967
August 9, 2022	September 30, 2022	October 17, 2022	273,760,820	0.058	15,878	472
November 8, 2022	December 31, 2022	January 15, 2023	273,464,780	0.058	15,861	1,042
					$63,479	$3,465

March 2, 2021	March 31, 2021	April 15, 2021	193,856,464	$0.056	$10,792	$1,483
May 11, 2021	June 30, 2021	July 15, 2021	209,618,719	0.056	11,839	1,623
August 10, 2021	September 30, 2021	October 15, 2021	226,122,875	0.055	12,424	1,161
November 8, 2021	December 31, 2021	January 17, 2022	272,773,225	0.058	15,821	1,572
					$50,876	$5,839
(1) Dividends are issued and paid in U.S. dollars. Prior to November 8, 2021, dividends noted above were declared and paid in Canadian dollars in the amount of C$0.07; for reporting purposes, amounts recorded in equity were translated to U.S. dollars using the daily exchange rate on the applicable dividend record date.
(2) Prior to November 8, 2021, dividends reinvested were translated to U.S. dollars using the daily exchange rate on the date common shares were issued.

The Company has a Dividend Reinvestment Plan (“DRIP”) under which eligible shareholders may elect to have their cash dividends automatically reinvested into additional common shares. These additional shares are issued from treasury (or purchased in the open market) at a discount, in the case of treasury issuances, of up to 5% of the Average Market Price, as defined under the DRIP, of the common shares as of the dividend payment date. If common shares are purchased in the open market, they are priced at the average weighted cost to the Company of the shares purchased.

Brokerage, commissions and service fees are not charged to shareholders for purchases or withdrawals of the Company’s shares under the DRIP, and all DRIP administrative costs are assumed by the Company.

For the year ended December 31, 2022, 323,048 common shares were issued under the DRIP (2021 - 531,667) for a total amount of $3,995 (2021 - $5,674).

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

29.    SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares. The common shares of the Company do not have par value.

As of December 31, 2022, there were 273,464,780 common shares issued by the Company (December 31, 2021 - 272,773,225), of which 272,840,692 were outstanding (December 31, 2021 - 272,176,046) and 624,088 were reserved to settle restricted share awards in accordance with the Company's Restricted Share Plan (December 31, 2021 - 597,179) (Note 31).

	December 31, 2022		December 31, 2021
(in thousands of U.S. dollars)	Number of shares issued (repurchased)	Share capital	Number of shares issued (repurchased)	Share capital

Beginning balance	272,176,046	$2,114,783	193,175,802	$1,192,963
Bought deal offering (1)	—	—	15,480,725	161,842
Debentures conversion (2)	—	—	16,449,980	206,798
U.S. initial public offering and private placement (3)	—	—	46,248,746	547,605
Normal course issuer bid (NCIB)(4)	(677,666)	(4,580)	—	—
Shares issued under DRIP (5)	323,048	3,995	531,667	5,674
Stock-based compensation exercised (6)	491,341	2,655	517,192	2,957
Preferred units exchanged (Note 20)	554,832	8,015	—	—
Shares repurchased and reserved for restricted share awards (7)	(26,909)	(250)	(228,066)	(3,056)
Ending balance	272,840,692	$2,124,618	272,176,046	$2,114,783
(1) On June 8, 2021, the Company completed the offering, on a bought deal basis, of 15,480,725 common shares at a price of $10.77 (C$13.00) per common share of the Company for gross proceeds of $166,694. Net proceeds from the offering were $161,842, which reflects $6,573 of equity issuance costs incurred partially offset by $1,721 of deferred tax recoveries.
(2) On July 30, 2021, the Company announced its intention to redeem its outstanding 2022 convertible debentures on September 9, 2021. For the year ended December 31, 2021, the Company issued 16,449,980 common shares in connection with the conversion or redemption of a corresponding $172,400 principal amount of the 2022 convertible debentures. In total, the common shares were valued at $206,798 or an average price of $12.57 per share. Accordingly, the difference of $34,398 was deducted from the fair value of the embedded derivative.
(3) On October 12, 2021, the Company closed its previously-announced initial public offering of common shares in the United States and concurrent public offering in Canada (the “Offering”). Concurrent with the Offering, the Company issued common shares on a private placement basis pursuant to the exercise of pre-existing investor participation rights (the “Private Placement”). A total of 46,248,746 common shares were issued, including 41,400,000 pursuant to the Offering (including a full exercise of the underwriters’ over-allotment option) at a price of $12.40 per share (the “Offering Price”) and 4,848,746 common shares pursuant to the Private Placement at a price of approximately $11.75 per share (the Offering Price net of underwriting discounts), for aggregate gross proceeds to the Company of $570,328. Net proceeds from the offering were $547,605, which reflects $29,518 of underwriters' fees and $657 of other equity issuance costs incurred partially offset by $7,452 of deferred tax recoveries. In addition, the Company expensed $1,085 of transaction costs incurred in connection with the Offering
(4) On October 13, 2022, the Company announced that the Toronto Stock Exchange ("TSX") had approved its notice of intention to make a normal course issuer bid ("NCIB") to repurchase up to 2,500,000 of its common shares trading on the TSX, the New York Stock exchange ("NYSE") and/or alternative Canadian trading systems during the twelve-month period ending on October 17, 2023. As at December 31, 2022, the Company had repurchased 338,100 of its common shares on the TSX and 339,566 shares on the NYSE under the NCIB for $5,353, which reduced share capital and retained earnings by $4,580 and $773, respectively. Common shares that were purchased under the NCIB were cancelled by the Company. Subsequent to the year-end, the Company repurchased an additional 436,367 common shares on the TSX and 435,013 common shares on the NYSE under the NCIB program for $7,322.
(5) In 2022, 323,048 common shares were issued under the DRIP at an average price of $12.37 per share.
(6) In 2022, 491,341 common shares were issued upon the exercise of 669,059 vested deferred share units ("DSUs") and 8,334 vested stock options.
(7) In 2022, 26,909 common shares were reserved at $9.29 per share in order to settle restricted share awards granted to employees in 2022 and DRIP with respect to restricted share awards granted in prior years. The restricted shares granted in 2022 will vest in eight years from the grant date.

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

30.    EARNINGS PER SHARE

Basic

Basic earnings per share is calculated by dividing net income attributable to shareholders of Tricon by the sum of the weighted average number of shares outstanding and vested deferred share units during the period.

(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)
For the years ended December 31	2022	2021

Net income from continuing operations	$779,374	$459,357
Non-controlling interest	5,539	4,272
Net income attributable to shareholders of Tricon from continuing operations	773,835	455,085
Net income (loss) attributable to shareholders of Tricon from discontinued operations	35,106	(9,830)
Net income attributable to shareholders of Tricon	$808,941	$445,255

Weighted average number of common shares outstanding	272,972,697	218,087,838
Adjustments for vested units	1,510,567	1,746,292
Weighted average number of common shares outstanding for basic earnings per share	274,483,264	219,834,130

Basic earnings per share
Continuing operations	$2.82	$2.07
Discontinued operations	0.13	(0.04)
Basic earnings per share	$2.95	$2.03

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive shares. The Company has four categories of potentially dilutive shares: stock options (Note 31), restricted shares (Note 29), deferred share units (Note 31) and the preferred units issued by the Affiliate that are exchangeable into the common shares of the Company (Note 20). For the year ended December 31, 2021, the Company also had convertible debentures outstanding which were potentially dilutive. For the stock options, the number of dilutive shares is based on the number of shares that could have been acquired at fair value with the assumed proceeds, if any, from their exercise (determined using the average market price of the Company’s shares for the period then ended). For restricted shares and deferred share units, the number of dilutive shares is equal to the total number of unvested restricted shares and deferred share units. For the convertible debentures and exchangeable preferred units, the number of dilutive shares is based on the number of common shares into which the elected amount would then be convertible or exchangeable. The number of shares calculated as described above is comparable to the number of shares that would have been issued assuming the vesting of the stock compensation arrangement, the conversion of debentures and the exchange of preferred units.

Stock options, restricted shares and deferred share units

For the year ended December 31, 2022, the Company’s stock compensation plans resulted in 1,790,235 dilutive share units (2021 - 2,284,607), given that it would be advantageous to the holders to exercise their associated rights to acquire common shares, as the exercise prices of these potential shares are below the Company's average market share price for the period. Unvested restricted shares and deferred share units are always considered dilutive as there is no price to the holder associated with receiving or exercising their entitlement, respectively.

For the year ended December 31, 2021, the Company’s convertible debentures were anti-dilutive, as debentures interest expense and loss on debt extinguishment, net of tax, and the fair value loss on derivative financial instruments would result in increased earnings per share upon conversion. Therefore, in computing the diluted weighted average shares outstanding and the associated earnings per share amounts for the year ended

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

December 31, 2021, the impact of the convertible debentures was excluded. The convertible debentures were redeemed in full on September 9, 2021.

Preferred units issued by the Affiliate

For the year ended December 31, 2022, the impact of exchangeable preferred units of Tricon PIPE LLC (Note 20) was dilutive, as the associated interest expense, net of tax, and the fair value gain on derivative financial instruments would result in decreased earnings per share upon the exchange of the underlying preferred units. Therefore, in computing the diluted weighted average common shares outstanding and the associated earnings per share amounts for the year ended December 31, 2022, the impact of the preferred units was included (2021 - excluded).

(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)
For the years ended December 31	2022	2021

Net income attributable to shareholders of Tricon from continuing operations	$773,835	$455,085
Adjustment for preferred units interest expense - net of tax	18,410	—
Fair value gain on derivative financial instruments and other liabilities	(175,848)	—
Adjusted net income attributable to shareholders of Tricon from continuing operations	616,397	455,085
Net income (loss) attributable to shareholders of Tricon from discontinued operations	35,106	(9,830)
Adjusted net income attributable to shareholders of Tricon	$651,503	$445,255

Weighted average number of common shares outstanding	274,483,264	219,834,130
Adjustments for stock compensation	1,790,235	2,284,607
Adjustments for preferred units	34,826,994	—
Weighted average number of common shares outstanding for diluted earnings per share	311,100,493	222,118,737

Diluted earnings per share
Continuing operations	$1.98	$2.05
Discontinued operations	0.11	(0.05)
Diluted earnings per share	$2.09	$2.00

31.    COMPENSATION EXPENSE

The breakdown of compensation expense, including the annual incentive plan (“AIP”) and long-term incentive plan (“LTIP”) related to various compensation arrangements, is set out below. AIP awards include both short-term (cash and one-year DSUs) and long-term (three-year DSUs, stock options, restricted shares and PSUs) incentives.

Compensation expense is comprised of the following:

(in thousands of U.S. dollars)
For the years ended December 31	2022	2021

Salaries and benefits	$55,040	$43,630
Annual incentive plan ("AIP")	27,201	32,228
Long-term incentive plan ("LTIP")	17,015	14,093
Total compensation expense	$99,256	$89,951

The changes to the balances of the various cash-based and equity-based arrangements during the period are detailed in the sections below.

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Annual incentive plan

(in thousands of U.S. dollars)
For the years ended December 31	2022	2021

Cash-based	$20,307	$15,922
Equity-based	6,894	16,306
Total AIP expense	$27,201	$32,228

The Company’s AIP provides for an aggregate bonus pool based on the sum of all employees’ individual AIP targets. The portion of the pool attributable to senior executive management is market-benchmarked and subject to an adjustment factor, as approved by the Board, of between 50% and 150%, based on achievement of Company performance objectives determined by the Board at the beginning of each year. The final pool is then allocated among employees based on individual and collective performance. AIP awards are made in cash and equity-based grants, with the proportion of equity-based awards being correlated to the seniority of an individual’s role within the Company.

Cash-based AIP expense

For the year ended December 31, 2022, the Company recognized $20,307 in cash-based AIP expense (2021 - $15,922), of which $19,739 relates to current-year entitlements, and the remainder relates to prior-year adjustments that were paid during 2022.

The following table summarizes the movement in the AIP liability:

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021
Balance, beginning of year	$73	$631
AIP expense	20,307	15,922
Payments	(16,186)	(16,270)
Translation adjustment	(497)	(210)
Balance, end of year	$3,697	$73

Equity-based AIP expense

For the year ended December 31, 2022, the Company recognized $6,894 in equity-based AIP expense (2021 - $16,306), of which $3,234 (2021 - $7,308) relates to current-year entitlements and $3,660 (2021 - $8,998) relates to the amortization of PSUs, DSUs, stock options and restricted shares granted in prior years, along with the revaluation of PSUs at each reporting date, as the total liability amount is dependent on the Company's share price.

Of the total current-year entitlements, $2,332 is cash-settled AIP expense related to the PSUs and $902 is equity-settled AIP expense related to DSUs, stock options and restricted shares. Of the amortization expenses related to grants in prior years, a recovery of $443 was recognized for the PSUs and a total expense of $4,103 was recognized in relation to DSUs, stock options and restricted shares.

The following table summarizes the movement in the PSU liability:

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021
Balance, beginning of year	$12,064	$6,489
PSU expense	1,889	10,321
Payments	(7,061)	(4,755)
Translation adjustment	(262)	9
Balance, end of year	$6,630	$12,064

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Long-term incentive plan

(in thousands of U.S. dollars)
For the years ended December 31	2022	2021

Cash-based	$16,635	$13,532
Equity-based	380	561
Total LTIP expense	$17,015	$14,093

Cash-based LTIP expense

A liability for cash-component LTIP awards is accrued based on expected performance fees that would be generated from the fair value of the assets within each Investment Vehicle but disbursed only when such performance fees are earned and recognized as revenue. Changes in LTIP are primarily caused by changes to fair values of the underlying investments, which result from timing and cash flow changes at the project level of each Investment Vehicle, and changing business conditions.

For the year ended December 31, 2022, the Company increased its accrual related to cash-component LTIP by $16,635 (2021 - increase of $13,532) as a result of an increase in expected future performance fees from Investment Vehicles that will be paid to management when cash is received from each investment over time.

The following table summarizes the movement in the LTIP liability:

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021
Balance, beginning of year	$21,431	$11,688
LTIP expense	16,635	13,532
Payments	(11,685)	(3,775)
Translation adjustment	(1,137)	(14)
Balance, end of year	$25,244	$21,431

Equity-based LTIP expense

For the year ended December 31, 2022, the Company recorded $380 in equity-based LTIP expense (2021 - $561), which relates to DSUs granted in prior years. LTIP expense related to income from THP1 US (a U.S. residential development investment) was paid in DSUs vesting in equal tranches over a three to five year period commencing on the anniversary date of each grant in past years. The LTIP was amended in 2022 to provide that this expense would be settled in cash only going forward.

Stock option plan

For the year ended December 31, 2022, the Company recorded a stock option expense of $275 (2021 - $249), comprised of $275 of AIP expense (2021 - $230) and no LTIP expense (2021 - $19).

The following tables summarize the movement in the stock option plan during the years ended December 31, 2022 and December 31, 2021.

	TSX		NYSE
For the year ended December 31, 2022	Number of options	Weighted average exercise price (CAD)	Number of options	Weighted average exercise price (USD)

Opening balance - outstanding	1,985,563	$10.45	31,764	$14.67
Granted	1,466,541	10.81	364,189	8.00
Exercised	(8,334)	9.81	—	—
Ending balance - outstanding	3,443,770	$10.61	395,953	$8.54

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

	TSX		NYSE
For the year ended December 31, 2021	Number of options	Weighted average exercise price (CAD)	Number of options	Weighted average exercise price (USD)

Opening balance - outstanding	2,241,339	$10.34	—	$—
Granted	25,890	18.85	31,764	14.67
Exercised	(281,666)	10.37	—	—
Ending balance - outstanding	1,985,563	$10.45	31,764	$14.67

The following table presents the inputs used to value the stock options granted in 2022:

For the years ended December 31	2022		2021
	TSX	NYSE	TSX	NYSE
Risk-free interest rate (%)	2.86	3.58	1.26	1.26
Expected option life (years)	5.16	5.15	5.03	5.03
Expected volatility (%)	27.70	27.70	25.74	25.74

The following table summarizes the stock options outstanding as at December 31, 2022:

		December 31, 2022
Grant date	Expiration date	Options outstanding	Options exercisable	Exercise price of outstanding options (CAD)	Exercise price of outstanding options (USD)

November 14, 2016	November 14, 2023	550,000	550,000	$8.85	—
December 15, 2017	December 15, 2024	800,000	800,000	11.35	—
December 17, 2018	December 17, 2025	401,959	401,959	9.81	—
December 15, 2020	December 15, 2027	199,380	132,919	11.50	—
December 15, 2021	December 15, 2028	25,890	8,630	18.85	—
December 15, 2021	December 15, 2028	31,764	10,588	—	14.67
December 15, 2022	December 15, 2029	1,466,541	—	10.81	—
December 15, 2022	December 15, 2029	364,189	—	—	8.00
Total		3,839,723	1,904,096	$10.61	$8.54

AIP liability is recorded within amounts payable and accrued liabilities, and the equity component is included in the contributed surplus. The breakdown is presented below.

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021
Amounts payable and accrued liabilities(1)	$10,327	$12,137
Equity - contributed surplus	15,784	13,332
Total AIP	$26,111	$25,469
(1) This balance includes outstanding PSU liability of $6,630 (2021 - $12,064) and cash-based AIP liability of $3,697 (2021 - $73).

LTIP liability and equity components are presented on the balance sheet as follows:

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021
LTIP - liability	$25,244	$21,431
Equity - contributed surplus	5,685	7,914
Total LTIP	$30,929	$29,345

32.    PERFORMANCE FEES LIABILITY

The actual amounts of performance fee revenue to be received and paid will depend on the cash realizations of Investment Vehicles and the performance of underlying investments. Recognizing such fee revenue is only

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

permitted when the receipt is highly probable such that a significant amount of the cumulative fee revenue will not reverse. Any corresponding payable to participating unitholders, however, must be recognized by the Company as an expense and a liability in the period in which the change in underlying investment valuation occurs, although the change in the liability is unrealized and is a non-cash expense.

The following table summarizes the movement in performance fees liability for the years ended December 31, 2022 and December 31, 2021:

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021
Balance, beginning of year	$48,358	$6,242
Contributions from equity holders	971	—
Performance fees expense	35,854	42,272
Payments	(44,867)	(196)
Translation adjustment	(423)	40
Balance, end of year	$39,893	$48,358

For the year ended December 31, 2022, the Company recorded a total of $135,110 (2021 - $132,223) in connection with employment-related costs, including compensation expense (Note 31) and performance fees expense.

33.    SEGMENTED INFORMATION

In accordance with IFRS 8, Operating Segments ("IFRS 8"), the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. The Company evaluates segment performance based on the revenue and income of each operating segment.

Tricon is comprised of three operating segments and four reportable segments. The Company's corporate office provides support functions, and therefore, it does not represent an operating segment but rather it is included as a reportable segment. The reportable segments are business units offering different products and services, and are managed separately due to their distinct natures although they are related and complementary.

These four reportable segments have been determined by the Company’s chief operating decision-makers.

•Single-Family Rental business includes owning and operating single-family rental homes primarily within major cities in the U.S. Sun Belt.

•Adjacent Businesses includes owning, designing, developing and operating premier multi-family rental properties in Toronto. Canadian development properties (The James and The Shops of Summerhill) and the Company's equity-accounted Canadian residential development and multi-family rental activities are included in this segment. The segment also includes Tricon’s investments in U.S. residential developments. Effective October 18, 2022, Tricon completed the sale of its remaining 20% equity interest in its U.S. multi-family rental portfolio and income from equity-accounted investments in U.S. multi-family rental properties has been classified as discontinued operations (Note 5).

•Private Funds and Advisory business includes providing asset management, property management and development management services. The Company’s asset management services are provided to Investment Vehicles that own the single-family rental homes, multi-family rental properties and residential developments described above. The Company’s property management function generates property management fees, construction management fees and leasing commissions through its technology-enabled platform used to operate the Company’s rental portfolio. In addition, Tricon earns market-based development management fees from its residential developments in the United States and Canada.

•Corporate activities include providing support functions in the areas of accounting, treasury, credit management, information technology, legal, and human resources. Certain corporate costs such as directly identifiable compensation expense incurred on behalf of the Company's operating segments are allocated

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

to each operating segment, where appropriate. Certain property management activities are also considered as part of corporate-level costs for the purpose of segment reporting. Those costs include salaries of employees engaged in leasing, acquisition, disposition and other property management-related activities.

Direct property-level operating expenses are included in the net operating income of the single-family rental business.

Inter-segment revenues adjustments

Inter-segment revenues are determined under terms that approximate market value. For the year ended December 31, 2022, the adjustment to external revenues when determining segmented revenues consists of property management revenues earned from consolidated entities totaling $114,490 (2021 - $72,077), development revenues earned from consolidated entities totaling $1,500 (2021 - $1,557) and asset management revenues earned from consolidated entities totaling $10,035 (2021 - $4,941), which were eliminated on consolidation to arrive at the Company’s consolidated revenues in accordance with IFRS.

(in thousands of U.S. dollars)
For the year ended December 31, 2022	Single-Family Rental(1)	Adjacent Businesses (1)	Private Funds and Advisory(1)	Corporate(1)	Consolidated results

Revenue from single-family rental properties	$645,585	$—	$—	$—	$645,585
Direct operating expenses	(209,089)	—	—	—	(209,089)
Net operating income from single-family rental properties	436,496	—	—	—	436,496

Revenue from private funds and advisory services	—	—	160,088	—	160,088

Income from equity-accounted investments in multi-family rental properties	—	1,550	—	—	1,550
Income from equity-accounted investments in Canadian residential developments	—	11,198	—	—	11,198
Other income	1,405	1,668	—	7,813	10,886
Income from investments in U.S. residential developments	—	16,897	—	—	16,897
Compensation expense	—	—	—	(99,256)	(99,256)
Performance fees expense	—	—	—	(35,854)	(35,854)
General and administration expense	—	—	—	(58,991)	(58,991)
Loss on debt modification and extinguishment	—	—	—	(6,816)	(6,816)
Transaction costs	—	—	—	(18,537)	(18,537)
Interest expense	—	—	—	(213,932)	(213,932)
Fair value gain on rental properties	—	—	—	858,987	858,987
Fair value loss on Canadian development properties	—	—	—	(440)	(440)
Fair value gain on derivative financial instruments and other liabilities	—	—	—	184,809	184,809
Amortization and depreciation expense	—	—	—	(15,608)	(15,608)
Realized and unrealized foreign exchange gain	—	—	—	498	498
Net change in fair value of limited partners’ interests in single-family rental business	—	—	—	(297,381)	(297,381)
Income tax expense	—	—	—	(155,220)	(155,220)
Segment net income from continuing operations	$437,901	$31,313	$160,088	$150,072	$779,374
Segment net income from discontinued operations	—	35,106	—	—	35,106
Segment net income	$437,901	$66,419	$160,088	$150,072	$814,480
(1) Financial information for each segment is presented on a consolidated basis.

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

For the year ended December 31, 2021	Single-Family Rental(1)	Adjacent Businesses (1)	Private Funds and Advisory(1)	Corporate(1)	Consolidated results

Revenue from single-family rental properties(2)	$445,915	$—	$—	$—	$445,915
Direct operating expenses(2)	(149,940)	—	—	—	(149,940)
Net operating income from single-family rental properties	295,975	—	—	—	295,975

Revenue from private funds and advisory services	—	—	50,693	—	50,693

Income from equity-accounted investments in multi-family rental properties(2)	—	2,255	—	—	2,255
Income from equity-accounted investments in Canadian residential developments	—	8,200	—	—	8,200
Other income	—	1,327	—	3,459	4,786
Income from investments in U.S. residential developments	—	31,726	—	—	31,726
Compensation expense	—	—	—	(89,951)	(89,951)
Performance fees expense	—	—	—	(42,272)	(42,272)
General and administration expense	—	—	—	(41,420)	(41,420)
Loss on debt extinguishment	—	—	—	(3,497)	(3,497)
Transaction costs	—	—	—	(13,260)	(13,260)
Interest expense	—	—	—	(147,680)	(147,680)
Fair value gain on rental properties	—	—	—	990,575	990,575
Fair value gain on Canadian development properties	—	—	—	10,098	10,098
Fair value loss on derivative financial instruments and other liabilities	—	—	—	(220,177)	(220,177)
Amortization and depreciation expense	—	—	—	(12,129)	(12,129)
Realized and unrealized foreign exchange loss	—	—	—	(2,934)	(2,934)
Net change in fair value of limited partners’ interests in single-family rental business	—	—	—	(185,921)	(185,921)
Income tax expense(2)	—	—	—	(175,710)	(175,710)
Segment net income from continuing operations	$295,975	$43,508	$50,693	$69,181	$459,357
Segment net income from discontinued operations(2)	—	(9,830)	—	—	(9,830)
Segment net income	$295,975	$33,678	$50,693	$69,181	$449,527
(1) Financial information for each segment is presented on a consolidated basis.
(2) The comparative period has been reclassified to conform with the current period presentation. Resident recoveries of $4,172 previously recorded as a reduction in direct operating expenses have been reclassified to revenue from single-family rental properties and income from equity-accounted investments in U.S. multi-family rental properties including income tax expense has been reclassified as discontinued operations, separate from the Company's continuing operations (Note 5).

34.    RELATED PARTY TRANSACTIONS AND BALANCES

Related parties include subsidiaries, associates, joint ventures, structured entities, key management personnel, the Board of Directors (“Directors”), immediate family members of key management personnel and Directors, and entities which are directly or indirectly controlled by, jointly controlled by or significantly influenced by key management personnel, Directors or their close family members.

In the normal course of operations, the Company executes transactions on market terms with related parties that have been measured at the exchange value and are recognized in the consolidated financial statements, including, but not limited to: asset management fees, performance fees and incentive distributions; loans, interest and non-interest bearing deposits; purchase and sale agreements; capital commitments to Investment Vehicles; and development of residential real estate assets. In connection with the Investment Vehicles, the Company has unfunded capital commitments of $470,145 as at December 31, 2022. Transactions and balances between consolidated entities are fully eliminated upon consolidation. Transactions and balances with unconsolidated structured entities are disclosed in Note 20.

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Transactions with related parties

The following table lists the related party balances included within the consolidated financial statements.

(in thousands of U.S. dollars)
For the years ended December 31	2022	2021

Revenue from private funds and advisory services	$160,088	$50,693
Income from equity-accounted investments in multi-family rental properties	1,550	2,255
Income from equity-accounted investments in Canadian residential developments	11,198	8,200
Income from investments in U.S. residential developments	16,897	31,726
Performance fees expense	(35,854)	(42,272)
Gain on sale of Bryson MPC Holdings LLC	5,060	—
Net income recognized from related parties	$158,939	$50,602

Balances arising from transactions with related parties

The items set out below are included on various line items in the Company’s consolidated financial statements.

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021

Receivables from related parties included in amounts receivable
Contractual fees and other receivables from investments managed	$14,976	$11,906
Employee relocation housing loan(1)	1,477	1,578
Loan receivables from portfolio investments	—	8,629
Annual incentive plan(2)	26,111	25,469
Long-term incentive plan(2)	30,929	29,345
Performance fees liability	39,893	48,358
Dividends payable	497	472
Other payables to related parties included in amounts payable and accrued liabilities	166	200
(1) The employee relocation housing loan is non-interest bearing for a term of ten years, maturing in 2028.
(2) Balances from compensation arrangements are due to employees deemed to be key management personnel of the Company.

The receivables are unsecured and non-interest bearing. There are no provisions recorded against receivables from related parties at December 31, 2022 (December 31, 2021 - nil).

Key management compensation

Key management includes the Named Executive Officers (“NEOs”), who are (i) the Chief Executive Officer, (ii) the Chief Financial Officer, (iii) each of the three other most highly-compensated executive officers of the Company, or the three most highly compensated individuals acting in a similar capacity at the end of the financial year, and (iv) any person who would be an NEO under (iii) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the financial year. Compensation awarded to key management is as follows:

(in thousands of U.S. dollars)
For the years ended December 31	2022	2021

Total salaries and benefits	$2,499	$2,558
Total AIP	12,996	13,945
Total LTIP	8,399	3,882
Total performance fees expense	24,374	26,487
Total key management compensation	$48,268	$46,872

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

35.    FINANCIAL RISK MANAGEMENT

The Company is experiencing the effect of rising interest rates and inflation, which touches all aspects of its business, including its ability to negotiate contract terms and make investment and financing decisions. The Company is exposed to the following risks as a result of holding financial instruments, as well as real estate assets that are measured at fair value: market risk (i.e., interest rate risk, foreign currency risk and other price risk that may impact the fair value of financial instruments, as well as rental properties and development properties), credit risk and liquidity risk. The following is a description of these risks and how they are managed.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, foreign currency rates and changes in market prices due to other factors, such as changes in equity prices or credit spreads. The Company manages market risk from foreign currency assets and liabilities and the impact of changes in currency exchange rates and interest rates by funding assets with financial liabilities in the same currency and with similar interest rate characteristics, and by holding financial contracts such as interest rate derivatives to minimize residual exposures.

The sensitivities to market risks included below are based on a change in one factor while holding all other factors constant. In practice, this is unlikely to occur, and changes in some of the factors may be correlated - for example, changes in interest rates and changes in foreign currency rates.

Financial instruments held by the Company that are subject to market risk include other financial assets, borrowings and derivative instruments such as interest rate cap contracts.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in the net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the value of financial instruments whose cash flows are fixed in nature.

The Company’s assets largely consist of long-term interest-sensitive physical real estate assets. Accordingly, the Company’s financial liabilities consist of long-term fixed-rate debt and floating-rate debt. These financial liabilities are recorded at their amortized cost. The Company also holds interest rate caps to limit its exposure to increases in interest rates on floating-rate debt and sometimes holds interest rate contracts to lock in fixed rates on anticipated future debt issuances and as an economic hedge against the changes in the value of long-term interest-sensitive physical real estate assets that have not been otherwise matched with fixed-rate debt. Borrowings issued at variable rates expose the Company to cash flow interest rate risk. To limit its exposure to interest rate risk, the Company has a mixed portfolio of fixed-rate and variable-rate debt, with $3,743,764 (65%) in fixed-rate debt and $2,034,473 (35%) in variable-rate debt as at December 31, 2022. If interest rates had been 1% higher or lower, with all other variables held constant, interest expense would have increased (decreased) by:

For the years ended December 31	2022		2021
(in thousands of U.S. dollars)	1% increase	1% decrease	1% increase	1% decrease

Interest expense	$14,736	$(15,711)	$7,815	$(826)

Foreign currency risk

Changes in foreign currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar, which is the functional and presentation currency of the Company. The Company has exposure to monetary and non-monetary foreign currency risk due to the effects of changes in foreign exchange rates related to consolidated Canadian subsidiaries, equity-accounted investments, and cash and debt in Canadian dollars held at the corporate level. The Company manages foreign currency risk by raising equity in Canadian

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

dollars and by matching its principal cash outflows to the currency in which the principal cash inflows are denominated.

The impact of a 1% increase or decrease in the Canadian dollar exchange rate would result in the following impacts to assets and liabilities:

For the years ended December 31	2022		2021
(in thousands of U.S. dollars)	1% increase	1% decrease	1% increase	1% decrease

Assets
Equity-accounted investments in multi-family rental properties	$208	$(208)	$209	$(209)
Equity-accounted investments in Canadian residential developments	1,068	(1,068)	988	(988)
Canadian development properties	1,367	(1,367)	1,335	(1,335)
Investments in U.S. residential developments	1	(1)	3	(3)
	$2,644	$(2,644)	$2,535	$(2,535)

Liabilities
Debt	339	(339)	482	(482)
	$339	$(339)	$482	$(482)

Foreign exchange volatility is already embedded in the fair value of derivative financial instruments (Note 21), and therefore is excluded from the sensitivity calculations above.

Other price risk

Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads. The Company does not hold any financial instruments that are exposed to equity price risk, including equity securities and equity derivatives.

Credit risk

Credit risk is the risk that one party to a financial instrument will cause financial loss for the other party by failing to discharge an obligation.

The Company has no significant concentrations of credit risk and its exposure to credit risk arises primarily through loans and receivables which are due primarily from associates. The loans and receivables due from associates are subject to the risk that the underlying real estate assets may not generate sufficient cash inflows in order to recover them. The Company manages this risk by:

•    Ensuring a due diligence process is conducted on each investment prior to funding;

•    Approving all loan disbursements by management;

•    Approving of total loan facilities by the Investment Committee; and

•    Actively monitoring the loan portfolio and initiating recovery procedures when necessary.

The Company assesses all counterparties, including its partners, for credit risk before contracting with them. The Company does not include any collateral or other credit risk enhancers, which may reduce the Company’s exposure.

The Company provides loans to land developers, which are represented as debt investments. The credit quality of these investments is based on the financial performance of the underlying real estate assets. For those assets that are not past due, it is believed that the capital repayments and interest payments will be made in accordance with the agreed terms and conditions. No terms or conditions have been renegotiated.

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

At December 31, 2022, the Company had no exposure to credit risk arising from investment in debt instruments (December 31, 2021 – $8,629). Through the equity portion of its investments, the Company is also indirectly exposed to credit risk arising on loans advanced by investees to individual real estate development projects.

Credit risk also arises from the possibility that residents may experience financial difficulty and be unable to fulfill their lease commitments. A provision for bad debt (or expected credit loss) is taken for all anticipated collectability risks. The Company also manages credit risk by performing resident underwriting due diligence during the leasing process. As at December 31, 2022, the Company had rent receivables of $3,581 (December 31, 2021 – $4,510), net of bad debt, which adequately reflects the Company's credit risk.

Liquidity risk

The real estate industry is highly capital intensive. Liquidity risk is the risk that the Company may have difficulty in meeting obligations associated with its financial liabilities as they fall due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. The Company's liquidity risk management includes maintaining sufficient cash on hand and the availability of funding through an adequate amount of committed credit facilities, as well as performing periodic cash flow forecasts to ensure the Company has sufficient cash to meet operational and financing costs. The Company's primary source of liquidity consists of cash and other financial assets, net of deposits and other associated liabilities, and undrawn available credit facilities. Cash flow generated from operating the rental property portfolio represents the primary source of liquidity used to service the interest on the property-level debt and fund direct property operating expenses, as well as reinvest in the portfolio through capital expenditures.

The Company is subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. The Company believes these risks are mitigated through the use of long-term debt secured by high-quality assets, by maintaining certain debt levels that are set by management, and by staggering maturities over an extended period.

The following tables present the contractual maturities of the Company’s financial liabilities at December 31, 2022 and December 31, 2021, excluding remaining unamortized deferred financing fees and debt discount:

(in thousands of U.S. dollars)
As at December 31, 2022	Due on demand and in 2023	From 2024 to 2025	From 2026 to 2027	2028 and thereafter	Total
Liabilities
Debt(1)	$757,135	$1,949,405	$2,529,240	$542,457	$5,778,237
Other liabilities	—	10,370	8,620	15,534	34,524
Limited partners' interests in single-family rental business	—	—	851,416	845,456	1,696,872
Derivative financial instruments	—	—	—	51,158	51,158
Due to Affiliate	—	—	—	295,325	295,325
Amounts payable and accrued liabilities	138,273	—	—	—	138,273
Resident security deposits	79,864	—	—	—	79,864
Dividends payable	15,861	—	—	—	15,861
Total	$991,133	$1,959,775	$3,389,276	$1,749,930	$8,090,114
(1) The contractual maturities reflect the maturity dates after all extensions have been exercised. The Company intends to exercise the extension options available on all loans.

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

(in thousands of U.S. dollars)
As at December 31, 2021	Due on demand and in 2022	From 2023 to 2024	From 2025 to 2026	2027 and thereafter	Total
Liabilities
Debt(1)	$254,805	$822,163	$2,439,432	$438,251	$3,954,651
Other liabilities	—	8,538	7,863	18,347	34,748
Limited partners' interests in single-family rental business	—	—	600,572	346,880	947,452
Derivative financial instruments	—	—	—	230,305	230,305
Due to Affiliate	—	—	—	300,000	300,000
Amounts payable and accrued liabilities	102,954	—	—	—	102,954
Resident security deposits	56,785	—	—	—	56,785
Dividends payable	15,821	—	—	—	15,821
Total	$430,365	$830,701	$3,047,867	$1,333,783	$5,642,716
(1) The contractual maturities reflect the maturity dates after all extensions have been exercised. The Company intends to exercise the extension options available on all loans.

The future repayments of principal and interest on financial liabilities are as follows, excluding remaining unamortized deferred financing fees and debt discount:

(in thousands of U.S. dollars)
As at December 31, 2022	Due on demand and in 2023	From 2024 to 2025	From 2026 to 2027	2028 and thereafter	Total
Principal
Debt(1),(2)	$757,135	$1,949,405	$2,529,240	$542,457	$5,778,237
Due to Affiliate	—	—	—	295,325	295,325
Interest
Debt(1)	190,805	358,650	128,317	19,544	697,316
Due to Affiliate(3)	16,981	33,962	34,192	120,936	206,071
Total	$964,921	$2,342,017	$2,691,749	$978,262	$6,976,949
(1) Certain mortgages' principal and interest repayments were translated to U.S. dollars at the period-end exchange rate.
(2) The contractual maturities reflect the maturity dates after all extensions have been exercised. The Company intends to exercise the extension options available on all loans.
(3) Reflects the contractual maturity date of September 3, 2032.

The details of the net liabilities are shown below:

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021
Cash	$204,303	$176,894
Amounts receivable	24,984	41,582
Prepaid expenses and deposits	37,520	32,946
Current assets	266,807	251,422

Amounts payable and accrued liabilities	138,273	102,954
Resident security deposits	79,864	56,785
Dividends payable	15,861	15,821
Current portion of long-term debt	757,135	254,805
Current liabilities	991,133	430,365

Net current liabilities	$(724,326)	$(178,943)

During the year ended December 31, 2022, the change in the Company’s liquidity resulted in a working capital deficit of $724,326 (2021 - deficit of $178,943). The working capital deficit is primarily due to debts coming due in 2023, for which the Company intends to exercise available options to extend the applicable maturity dates, subject to lender approval. The Company has determined that its current financial obligations and working capital deficit are adequately funded from the available borrowing capacity and from operating cash flows.

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

As of December 31, 2022, there was no outstanding amount under the corporate credit facility (2021- nil) and $500,000 (2021 - $500,000) of the corporate credit facility remained available to the Company. During the year ended December 31, 2022, the Company received distributions of $51,372 (2021 - $71,916) from its investments.

36.    CAPITAL MANAGEMENT

The Company’s objectives when managing capital are: (i) to safeguard its ability to meet financial obligations and growth objectives, including future acquisitions; (ii) to provide an appropriate return to its shareholders; and (iii) to maintain an optimal capital structure that allows multiple financing options, should a financing need arise. The Company’s capital consists of debt (including credit facilities, term loans, mortgages, securitizations and Due to Affiliate), cash and shareholders’ equity. In order to maintain or adjust the capital structure, the Company manages equity as capital and may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or subsidiary entity interests, repurchase and cancel shares or sell assets.

As of December 31, 2022, the Company was in compliance with all financial covenants in its debt facilities (Note 19).

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

37.    SUPPLEMENTARY CASH FLOW DETAILS

The details of the adjustments for non-cash items from continuing operations presented in operating activities of the cash flow statement are shown below:

(in thousands of U.S. dollars)
For the years ended December 31	2022	2021

Fair value gain on rental properties (Note 6)	$(858,987)	$(990,575)
Fair value loss (gain) on Canadian development properties (Note 9)	440	(10,098)
Fair value (gain) loss on derivative financial instruments and other liabilities (Note 21)	(184,809)	220,177
Income from investments in U.S. residential developments (Note 10)	(16,897)	(31,726)
Income from equity-accounted investments in multi-family rental properties (Note 7)	(1,550)	(2,255)
Income from equity-accounted investments in Canadian residential developments (Note 8)	(11,198)	(8,200)
Gain on Bryson MPC Holdings LLC disposition (Note 17)	(5,060)	—
Loss on debt modification and extinguishment (Notes 19, 22)	6,816	3,497
Amortization and depreciation expense (Notes 24, 25)	15,608	12,129
Deferred income taxes (Note 14)	189,179	219,137
Net change in fair value of limited partners’ interests in single-family rental business (Note 26)	297,381	185,921
Amortization of debt discount and financing costs (Note 22)	18,116	15,603
Interest on lease obligation (Note 22)	1,168	968
Long-term incentive plan (Note 31)	17,015	14,093
Annual incentive plan (Note 31)	27,201	32,228
Performance fees expense (Note 32)	35,854	42,272
Unrealized foreign exchange gain	(4,238)	(4,850)
Adjustments for non-cash items from continuing operations	$(473,961)	$(301,679)

The following table presents the changes in non-cash working capital items from continuing operations for the periods ended December 31, 2022 and December 31, 2021.

(in thousands of U.S. dollars)
For the years ended December 31	2022	2021

Amounts receivable(1)	$(4,993)	$(15,989)
Prepaid expenses and deposits	(4,574)	(19,287)
Resident security deposits	23,079	11,628
Amounts payable and accrued liabilities(1)	48,169	4,664
Deduct non-cash working capital items from discontinued operations	(43,114)	(29,890)
Changes in non-cash working capital items from continuing operations	$18,567	$(48,874)
(1) The movement in non-cash working capital for the year ended December 31, 2022 excludes $21,591 of assets and $12,850 of liabilities related to Bryson MPC Holdings LLC, which was sold on September 1, 2022 (Note 17).

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

38.    FINANCING ACTIVITIES

(in thousands of U.S. dollars)	As at December 31, 2021	Cash flows	Non-cash changes				As at December 31, 2022
			Foreign exchange movement	Fair value changes	Additions/(Dispositions)	Other(1)

Term loan(2)	$220,197	$(5,565)	$—	$—	$5,105	$—	$219,737
Securitization debt 2017-2	357,991	(12,983)	—	—	—	303	345,311
Securitization debt 2018-1	310,995	(8,779)	—	—	—	143	302,359
Securitization debt 2020-2	431,684	(12,531)	—	—	—	1,121	420,274
SFR JV-1 securitization debt 2019-1	327,424	(501)	—	—	—	1,273	328,196
SFR JV-1 securitization debt 2020-1	544,964	—	—	—	—	1,749	546,713
SFR JV-1 securitization debt 2021-1	673,653	(978)	—	—	—	2,244	674,919
SFR JV-2 subscription facility	348,529	58,614	—	—	—	1,156	408,299
SFR JV-2 warehouse credit facility	489,321	(101,054)	—	—	—	1,449	389,716
SFR JV-2 term loan	—	386,442	—	—	—	259	386,701
SFR JV-2 securitization debt 2022-1	—	521,675	—	—	—	1,259	522,934
SFR JV-2 securitization debt 2022-2	—	341,584	—	—	—	485	342,069
SFR JV-2 delayed draw term loan	—	193,034	—	—	—	92	193,126
SFR JV-HD subscription facility	99,543	26,845	—	—	—	426	126,814
SFR JV-HD warehouse credit facility	64,971	422,385	—	—	—	849	488,205
Land loan	22,086	(21,935)	(151)	—	—	—	—
The Shops of Summerhill mortgage	12,113	4,026	(176)	—	—	10	15,973
Construction facility	—	5,015	17	—	—	—	5,032
Corporate office mortgages	13,962	(390)	(855)	—	—	—	12,717
Corporate credit facility	—	(1,063)		—	—	152	(911)
Due to Affiliate(3)	256,362	—	—	—	(4,675)	5,137	256,824
Derivative financial instruments(4)	230,305	—	—	(175,848)	—	(3,299)	51,158
Limited partners' interests in single-family rental business	947,452	452,039	—	297,381	—	—	1,696,872
Lease obligations	30,792	(3,070)	—	—	4,619	1,303	33,644
Total liabilities from financing activities	$5,382,344	$2,242,810	$(1,165)	$121,533	$5,049	$16,111	$7,766,682
(1) Includes amortization of transaction costs and debt discount and interest on lease obligations.
(2) During the year ended December 31, 2022, the non-cash changes for the term loan include loss on debt modification of $6,816 as described in Note 19, net of modification impact amortization of $1,711.
(3) During the year ended December 31, 2022, the Company settled $4,675 of the principal balance Due to Affiliate through the issuance of 554,832 common shares (Note 20).
(4) The interest rate cap component included in the derivative financial instruments was an asset of $10,358 as at December 31, 2022 and as a result is excluded from the above table and classified as an asset on the consolidated balance sheet. For the year ended December 31, 2022, non-cash change for derivative financial instruments represents $3,299 of fair value converted to common shares upon the conversion of 4,675 preferred units (Note 20).

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

(in thousands of U.S. dollars)	As at December 31, 2020	Cash flows	Non-cash changes				As at December 31, 2021
			Foreign exchange movement	Fair value changes	Additions/(Dispositions)	Other(1)

Term loan	$374,745	$(154,548)	$—	$—	$—	$—	$220,197
Securitization debt 2017-2	362,683	(4,994)	—	—	—	302	357,991
Securitization debt 2018-1	311,913	(1,062)	—	—	—	144	310,995
Securitization debt 2020-2	432,817	(2,254)	—	—	—	1,121	431,684
Securitization debt 2017-1	459,530	(459,530)	—	—	—	—	—
Warehouse credit facility	10,110	(10,298)	—	—	—	188	—
Term loan 2	96,077	(96,077)	—	—	—	—	—
SFR JV-1 securitization debt 2019-1	326,767	(614)	—	—	—	1,271	327,424
SFR JV-1 securitization debt 2020-1	543,803	(584)	—	—	—	1,745	544,964
SFR JV-1 securitization debt 2021-1	—	673,324	—	—	—	329	673,653
SFR JV-1 subscription facility	115,664	(116,000)	—	—	—	336	—
SFR JV-1 warehouse credit facility	95,950	(97,249)	—	—	—	1,299	—
SFR JV-2 subscription facility	—	348,229	—	—	—	300	348,529
SFR JV-2 warehouse credit facility	—	489,001	—	—	—	320	489,321
SFR JV-HD subscription facility	—	99,355	—	—	—	188	99,543
SFR JV-HD warehouse credit facility	—	64,585	—	—	—	386	64,971
U.S. multi-family credit facility(2)	109,890	(109,890)	—	—	—	—	—
Mortgage tranche A(2)	160,090	—	—	—	(160,090)	—	—
Mortgage tranche B(2)	400,225	—	—	—	(400,225)	—	—
Mortgage tranche C(2)	240,135	—	—	—	(240,135)	—	—
Land loan	21,991	—	95	—	—	—	22,086
The Shops of Summerhill mortgage	12,463	(420)	58	—	—	12	12,113
Vendor take-back (VTB) loan 2021	25,564	(26,271)	707	—	—	—	—
Corporate credit facility	26,000	(26,000)	—	—	—	—	—
Corporate office mortgages	11,089	2,877	(4)	—	—	—	13,962
Convertible debentures	165,956	—	—	—	—	(165,956)	—
Due to Affiliate	251,647	—	—	—	—	4,715	256,362
Derivative financial instruments	45,494	—	—	220,050	—	(35,239)	230,305
Limited partners' interests in single-family rental business	356,305	405,226	—	185,921	—	—	947,452
Lease obligations	6,403	(2,466)	—	—	25,887	968	30,792
Total liabilities from financing activities	$4,963,311	$974,340	$856	$405,971	$(774,563)	$(187,571)	$5,382,344
(1) Includes amortization of transaction costs and debt discount and interest on lease obligations.
(2) On March 31, 2021, U.S. multi-family rental mortgages totaling $800,450 were deconsolidated from the Company’s balance sheet in connection with the sale of an 80% interest in the U.S. multi-family rental portfolio. The Company fully repaid the U.S. multi-family credit facility with the proceeds of the syndication.

39.    INDEMNIFICATION

Pursuant to Indemnification Agreements with certain General Partners of Limited Partnerships managed by the Company and certain shareholders of the Company (who are also officers and directors of the Company), the Company has agreed to indemnify the General Partners and those shareholders and, where applicable, any of their directors, officers, agents and employees (collectively, the Indemnified Parties) for any past, present or future amounts paid or payable by any of the Indemnified Parties to the Limited Partnership in the form of a capital contribution or clawback guarantee relating to performance fees for any claim or obligation, as set out in the Limited Partnership Agreements. There are no amounts payable in respect of this indemnification as of December 31, 2022 (December 31, 2021 – nil).

Notes to the Consolidated Financial Statements For the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

40.    SUBSEQUENT EVENTS

Quarterly dividend

On February 28, 2023, the Board of Directors of the Company declared a dividend of $0.058 per common share in U.S. dollars payable on or after April 15, 2023 to shareholders of record on March 31, 2023.

7 St. Thomas Street, Suite 801 Toronto, Ontario M5S 2B7
T 416-925-7228 F 416-925-7964 www.triconresidential.com